     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 3, 1997


                                                      REGISTRATION NO. 333-23073

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2
                                       TO


                                    FORM S-3

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933

                            ------------------------

                            UCAR INTERNATIONAL INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

                DELAWARE                                                                           06-1385548
    (STATE OR OTHER JURISDICTION OF                                                             (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)                                                          IDENTIFICATION NUMBER)

                            ------------------------

                             39 OLD RIDGEBURY ROAD
                           DANBURY, CONNECTICUT 06817
                                 (203) 207-7700

              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------


                             PETER B. MANCINO, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                            UCAR INTERNATIONAL INC.
                             39 OLD RIDGEBURY ROAD
                           DANBURY, CONNECTICUT 06817
                                 (203) 207-7740

          (NAME AND ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                            ------------------------

                              Copies Requested To:

        M. RIDGWAY BARKER, ESQ.                    WILSON S. NEELY, ESQ.                    D. COLLIER KIRKHAM, ESQ.
        KELLEY DRYE & WARREN LLP                 SIMPSON THACHER & BARTLETT                 CRAVATH, SWAINE & MOORE
           TWO STAMFORD PLAZA                       425 LEXINGTON AVENUE                        WORLDWIDE PLAZA
         281 TRESSER BOULEVARD                    NEW YORK, NEW YORK 10017                     825 EIGHTH AVENUE
      STAMFORD, CONNECTICUT 06901                                                           NEW YORK, NEW YORK 10019

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as possible after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                                                                   -------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                                                 ------------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                            ------------------------

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE


     This Registration Statement contains two Prospectuses, one relating to a public offering in the United States and Canada (the 'U.S. Offering') of an aggregate of 4,640,000 shares of Common Stock, par value $.01 per share ('Common Stock'), of UCAR International Inc. and the other relating to a concurrent offering outside the United States and Canada (the 'International Offering') of an aggregate of 1,160,000 shares of Common Stock. The complete Prospectus for the U.S. Offering follows immediately after this explanatory note. After such Prospectus are the following alternate pages for the Prospectus relating to the International Offering: a front outside cover page, a front inside cover page and the pages containing the captions 'Available Information,' 'Incorporation of Documents by Reference,' 'Subscription and Sale,' 'Legal Matters' and 'Experts.' All other pages of the Prospectus for the U.S. Offering are to be used for both the U.S. Offering and the International Offering, except the back outside cover page, which will be blank in the Prospectus for the International Offering, and the information appearing under 'Notice to Canadian Residents,' which will not be included in the Prospectus for the International Offering.

                                5,800,000 Shares
                            UCAR INTERNATIONAL INC.

                                  COMMON STOCK
                                ($.01 par value)

                               ------------------


All 5,800,000 shares of common stock, par value $.01 per share ('Common Stock'), of UCAR International Inc. ('UCAR') being sold (the 'Shares') are being sold by Blackstone Capital Partners II Merchant Banking Fund L.P. ('BCP'), Blackstone
 Offshore Capital Partners II L.P. ('BOCP') and Blackstone Family Investment
  Partnership II L.P. ('BFIP' and, together with BCP and BOCP, 'Blackstone'
    or the 'Selling Stockholders'). See 'Selling Stockholders.' UCAR will repurchase 1,300,000 shares of Common Stock from Blackstone (the 'Blackstone Share Repurchase') upon the closing of the Offering (as defined below), which repurchase will constitute part of UCAR's previously announced stock repurchase program. See 'Summary--Recent
         Developments.' Following the closing of the Offering and the
       Blackstone Share Repurchase and excluding the Retained Interest
        (as defined under 'Selling Stockholders'), Blackstone will own
              1.3% of the outstanding Common Stock (0.0%, if the
          over-allotment option is exercised in full). The Retained
        Interest will constitute 3.1% of the outstanding Common Stock.
           See 'Risk Factors--Shares Eligible For Future Sale' and
           'Selling Stockholders.' UCAR will not receive any of the proceeds from the sale of the Shares.



 Of the 5,800,000 shares of Common Stock being offered, 4,640,000 shares (the 'U.S. Shares') are initially being offered in the United States and Canada by the U.S. Underwriters (the 'U.S. Offering') and 1,160,000 shares (the 'International Shares') are initially being concurrently offered outside the United States and Canada by the Managers (the 'International Offering' and, together with the U.S. Offering, the 'Offering').
       The offering price and underwriting discounts and commissions of the U.S. Offering and the International Offering are identical.




The Common Stock is listed on the New York Stock Exchange (the 'NYSE') under the symbol 'UCR.' On April 2, 1997, the last reported sale price of the Common
                        Stock on the NYSE was $38.00.



FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH
 AN INVESTMENT IN THE COMMON STOCK, SEE 'RISK FACTORS' BEGINNING ON PAGE 11.


   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.


                                                                                      UNDERWRITING        PROCEEDS TO
                                                                       PRICE TO      DISCOUNTS AND          SELLING
                                                                        PUBLIC        COMMISSIONS       STOCKHOLDERS(1)
                                                                    ---------------  --------------     ----------------
Per Share.........................................................      $38.00          $1.425              $36.575

Total(2)..........................................................      $220,400,000    $8,265,000          $212,135,000



(1) Before deduction of expenses payable by UCAR estimated at $800,000.


(2) Blackstone has granted the U.S. Underwriters and the Managers an option, exercisable by Credit Suisse First Boston Corporation for 30 days from the date of this Prospectus, to purchase a maximum of 611,227 additional shares of Common Stock solely to cover over-allotments of Shares. If the option is exercised in full, the total Price to Public will be $243,626,626, Underwriting Discounts and Commissions will be $9,135,998, and Proceeds to Selling Stockholders will be $234,490,628.


    The U.S. Shares are offered by the several U.S. Underwriters when, as and if delivered to and accepted by the U.S. Underwriters and subject to their right to reject orders in whole or in part. It is expected that the U.S. Shares will be ready for delivery on or about April 8, 1997, against payment in immediately available funds.


CREDIT SUISSE FIRST BOSTON

             DILLON, READ & CO. INC.

                          GOLDMAN, SACHS & CO.

                                         MERRILL LYNCH & CO.

                                                    PAINEWEBBER
                                                       INCORPORATED

                                                        THE NIKKO SECURITIES CO.
                                                             INTERNATIONAL, INC.

                         Prospectus dated April 3, 1997.

                             AVAILABLE INFORMATION

     UCAR is subject to the informational requirements of the Securities Exchange Act of 1934 (the 'Exchange Act') and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the 'Commission'). The reports, proxy and information statements and other information so filed may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such reports, proxy and information statements and other information can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants (including UCAR) that file electronically with the Commission. The address of such Web site is http://www.sec.gov. The Common Stock is listed on the NYSE, and reports, proxy and information statements and other information filed with the Commission can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     UCAR has filed with the Commission a Registration Statement on Form S-3 (together with amendments, exhibits, schedules and supplements thereto, the 'Registration Statement') under the Securities Act of 1933 (the 'Securities Act') with respect to the Shares. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. Information omitted has been omitted as permitted by the rules and regulations of the Commission. For further information with respect to UCAR and the Shares, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions in such exhibit, to which reference is hereby made. The Registration Statement may be inspected at, and copies of all or any portion of the Registration Statement can be obtained at prescribed rates from, the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549.

     UCAR is a corporation formed under the laws of the State of Delaware on November 24, 1993. The mailing address of its principal executive office is 39 Old Ridgebury Road, Danbury, Connecticut 06817. The telephone number of such office is (203) 207-7700.

                           INCORPORATION OF DOCUMENTS
                                  BY REFERENCE

     The following documents previously filed by UCAR with the Commission are incorporated by reference in this Prospectus:

     (a) UCAR's Annual Report on Form 10-K for the year ended December 31, 1996;


     (b) UCAR's Notice of Meeting and Proxy Statement for the 1996 Annual Meeting of Stockholders; and

     (c) the description of UCAR's capital stock contained in UCAR's Registration Statement on Form 8-A dated July 28, 1995, as updated by any amendment or report filed for the purpose of updating such description.

     In addition, all documents filed by UCAR pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     UCAR will provide without charge to each person, including any beneficial owner of Common Stock, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in the documents that this Prospectus incorporates by reference). Such requests should be addressed to UCAR International Inc., 39 Old Ridgebury Road, Danbury, Connecticut 06817, Attention: Investor Relations, telephone number (203) 207-7726.

                            ------------------------

CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE 'UNDERWRITING.'

THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. ACTUAL RESULTS, EVENTS AND CIRCUMSTANCES COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN SUCH STATEMENTS DUE TO VARIOUS FACTORS. SUCH FACTORS INCLUDE THE POSSIBILITY THAT ANNOUNCED ADDITIONS TO ELECTRIC ARC FURNACE STEEL PRODUCTION CAPACITY MAY NOT OCCUR, INCREASED ELECTRIC ARC FURNACE STEEL PRODUCTION MAY NOT OCCUR OR RESULT IN INCREASED DEMAND OR HIGHER PRICES FOR GRAPHITE ELECTRODES, ACQUIRED MANUFACTURING CAPACITY MAY NOT BE FULLY UTILIZED, TECHNOLOGICAL ADVANCES EXPECTED BY THE COMPANY MAY NOT BE ACHIEVED, CHANGING ECONOMIC AND COMPETITIVE CONDITIONS, OTHER TECHNOLOGICAL DEVELOPMENTS AND OTHER RISKS AND UNCERTAINTIES, INCLUDING THOSE SET FORTH OR INCORPORATED BY REFERENCE HEREIN.

                                    SUMMARY

     The following summary is qualified in its entirety by and should be read in conjunction with the more detailed information and Consolidated Financial Statements, including the notes thereto, appearing elsewhere or incorporated by reference herein. Unless otherwise indicated, all information (i) assumes that there will be no exercise of the over-allotment option, (ii) has been adjusted to reflect the reclassification of the Common Stock in connection with, and the stock splits effected after, the leveraged recapitalization on January 26, 1995 (the 'Recapitalization') described in note 1 to the Consolidated Financial Statements and (iii) assumes there have been no exercises after February 28, 1997 of options which have been or may be granted under employee stock option or equity incentive plans.

     Unless the context requires otherwise or otherwise indicated, all references to 'UCAR' mean UCAR International Inc. and to the 'Company' mean UCAR, its wholly- and majority-owned subsidiaries (including UCAR Global Enterprises Inc., a direct, wholly-owned subsidiary of UCAR ('Global')), EMSA (Pty.) Ltd., its 50%-owned affiliate ('EMSA'), and its and their predecessors (insofar as a predecessor's activities related to the carbon and graphite products business), collectively, except that such references do not include UCAR Grafit OAO ('UCAR Grafit'), Carbone Savoie S.A.S. ('Carbone Savoie') or UCAR Elektroden GmbH ('UCAR Elektroden' and, together with UCAR Grafit and Carbone Savoie, the 'Acquired Companies') with respect to time periods prior to their respective acquisitions. Unless otherwise indicated, all financial information refers to that of the Company (including UCAR Grafit since its acquisition) on a consolidated basis (using the equity method for EMSA).

     All references to 'Home Markets' mean North America, Western Europe, Brazil, Mexico and South Africa and to 'Free World' mean worldwide, excluding China, the former Soviet Union, India and Eastern Europe (other than the former East Germany).

                                  THE COMPANY

     The Company is the largest manufacturer of graphite and carbon electrodes in the world, with sales in over 70 countries and manufacturing facilities, on four continents. Graphite electrodes, the Company's principal product, are consumed primarily in the production of steel in an electric arc furnace ('EAF'), the steelmaking technology used by virtually all 'mini-mills,' as well as in the refining of steel using ladle furnaces. Carbon electrodes are consumed primarily to produce silicon metal, which is used in the manufacture of aluminum. Graphite electrodes and carbon electrodes accounted for approximately 73% and 6%, respectively, of the Company's net sales in 1996. The Company also manufactures other graphite and carbon products as well as cooling systems and components for steelmaking furnaces and other high temperature applications.

     The Company has benefited from reduced costs resulting from its successful restructuring and re-engineering projects as well as from significant increases in graphite electrode pricing (attributable in large part to an industry-wide capacity reduction) which have taken place since mid-1992. The Company's net sales have increased to $948 million in 1996 from $659 million in 1992. The

Company had operating profit in 1996 of $268 million as compared to operating profit of $8 million (excluding restructuring costs) in 1992.

                         INDUSTRY OVERVIEW AND OUTLOOK

     Electrodes act as conductors of electricity in a furnace, generating sufficient heat to melt scrap metal or other raw materials used to produce steel, silicon metal or other materials. The electrodes are gradually consumed in the course of such production. In the case of graphite electrodes in an EAF, one electrode must be replaced, on average, every eight to ten operating hours ('a stick a shift'). Graphite electrodes are presently the only products available that are capable of sustaining the levels of heat (as high as 5,000 degrees Fahrenheit) required in an EAF and, therefore, demand for graphite electrodes is directly related to the amount of EAF steel produced.

     Worldwide EAF steel production has significantly increased over the past two decades and represented approximately 33% of total steel production in 1995 as compared to approximately 18% in 1975, according to industry and Company estimates. There are presently in excess of 2,000 EAFs operating worldwide, which the Company estimates produced approximately 247 million metric tons of steel in 1995. The Company estimates that the net increase in EAF steel production capacity was approximately 20 million metric tons in 1995 and approximately 24 million metric tons in 1996. The Company estimates that it supplied all or a portion of the graphite electrodes consumed by approximately 50% of the new EAFs which commenced operation during 1995 and 1996.

     The Company believes that EAF steelmaking will continue to grow in the future and that EAF steelmaking is a cost effective and efficient method of steel production. Over the past two decades, EAF steelmaking has become more efficient and cost effective due to technological improvements in EAF steelmaking processes and equipment design and in graphite electrodes. This improved efficiency has resulted in a decrease in the quantity of graphite electrodes consumed per metric ton of steel produced (known as 'Specific Consumption'). From 1985 through mid-1992, the decrease was offset by increased levels of EAF steel production, which resulted in relatively stable demand for graphite electrodes. The Company believes that, since mid-1992, increased levels of EAF steel production have more than offset the decrease in Specific Consumption. The Company believes that global demand for graphite electrodes will increase over the long-term at an average rate of 1% to 2% per year. The Company has experienced, and expects to continue to experience, volatility with respect to demand for graphite electrodes in certain geographic areas as general economic conditions in such areas fluctuate. The Company believes that, on average, as the costs (relative to the benefits) of achieving significant further efficiencies in EAF graphite electrode consumption increase, the decline in Specific Consumption will continue at a more gradual pace, although there can be no assurance that such will be the case.

     Since the mid-1980s, there has been a consolidation in the number of Free

World graphite electrode producers and a reduction of Free World graphite electrode manufacturing capacity. Company capacity and Free World capacity, as estimated by the Company, each has been reduced by one-third since 1985. In 1992 and 1993, in two separate transactions, three of the Company's largest competitors combined into a single entity, SGL Carbon AG ('SGL'). The Company believes that SGL's capacity is approximately one-third less than the combined capacity of those three competitors in 1986. Principally as a result of this consolidation and reduction, the Company believes that Free World capacity and demand are currently in relative balance. The Company is not aware of any construction of new graphite electrode manufacturing facilities in the Free World. Presently, SGL is the only other global manufacturer of electrodes in the Free World and there are in total only eight other Free World manufacturers.

     The excess graphite manufacturing capacity and decreases in Specific Consumption during the 1980s resulted in downward pressure on worldwide pricing. The Company believes that, from 1982 to mid-1992, the average Free World industry-wide price (in dollars and net of changes in currency exchange rates) for graphite electrodes declined by approximately one-third. Since mid-1992, there has been a significant improvement in Free World electrode pricing (attributable, in large part, to such industry-wide reduction in capacity). The Company believes that there were Free World industry-wide graphite electrode price increases in 1992 through 1996, the effect of which was to increase average Free World industry-wide prices (in dollars and net of changes in currency exchange rates) by approximately 9% in 1993 as compared to 1992, by approximately 12% in 1994 as compared to 1993, by approximately 9% in 1995 as compared to 1994 and by approximately 6% in 1996 as compared to 1995. The Company estimates that the price of graphite electrodes represents only approximately 3% of the price of finished steel produced by EAF steelmakers in the Free World.

     The Company believes that worldwide total crude steel production in 1997 will increase by approximately 2.5% to approximately 767 million metric tons and that EAF steel production will increase at a greater rate due to a net increase in EAF steel production capacity. Approximately 24 million metric tons of net new EAF steel production capacity was added in 1996 and the Company is aware of another approximately 54 million metric tons of announced net new EAF steel production capacity that is scheduled to start-up through 1999. The Company believes that this additional EAF production capacity will lead to continued increases in worldwide demand for graphite electrodes in 1997 and that the Company's worldwide manufacturing facilities and market share have positioned the Company to benefit from these trends.

                    GROWTH STRATEGIES AND RECENT INITIATIVES

     The Company expects worldwide demand for graphite electrodes to increase in the near term due to increased EAF steel production from existing and proposed new EAFs. The Company believes that it currently has adequate manufacturing capacity to meet increased sales volume resulting from such increased near term demand. In addition, the Company actively studies opportunities to leverage its core competencies, technologies and products for growth. Management teams, working with outside consultants, continually seek to define the Company's strengths and evaluate opportunities to use these strengths to increase the Company's net sales at margins which, within two to three years after implementation, are at or near the margins that exist today. Areas of potential growth currently being pursued or considered include:

          o Geographic expansions

          o Product expansions

          o Expansion of manufacturing operations

     In line with its strategy of achieving growth both domestically and internationally, the Company actively reviews possible acquisitions and other business opportunities on a regular basis.

     Acquisition of Minority Interests and Interest in Joint Venture
Affiliate. In 1994, the Company acquired substantially all of the minority stockholders' interest in its Mexican subsidiary at a net cost of $23 million. In addition, in 1995, the Company acquired substantially all of the shares of its Brazilian subsidiary that were owned by public shareholders in Brazil for an aggregate purchase price of $52 million, plus expenses of $3 million. Thereafter, the Company acquired additional shares from such Brazilian shareholders for $2 million.


     On February 10, 1997, UCAR's Board of Directors approved the purchase of the shares of EMSA held by its joint venture partner in this 50%-owned affiliate. The purchase price is expected to be approximately $75 million, plus expenses. In 1996, EMSA sold approximately 99% of all graphite electrodes purchased in South Africa (which represents 4% of all graphite electrodes purchased in the Home Markets), and had net sales of $65 million. The Company intends to finance the acquisition of the EMSA shares with borrowings under its revolving credit facility. The Company expects that the purchase will be completed by the end of the second quarter of 1997.


     The Company believes that these acquisitions have enabled and will enable the Company to optimize production of products at various facilities, to better integrate worldwide operations of these subsidiaries and affiliate with those of the Company's other subsidiaries, to recognize production efficiencies at various manufacturing facilities to lower average Company-wide cost of sales and to better capture and manage cash flow from operations of these subsidiaries and affiliate.

     Focused Factory Project. During 1996, the Company began the construction of an integrated 'focused factory' at its manufacturing facility in Clarksburg, West Virginia (the 'Focused Factory Project') at an estimated cost of $16 million. The Focused Factory Project will add additional manufacturing processes and new technology (developed and tested over the preceding two years by the Company at its United States technology center) to expand capacity to manufacture 'superfine grain' graphite specialty products on a cost competitive basis. The Company believes that worldwide industry sales of such products approach $400 million annually, that demand for these products has grown and will continue to grow for at least the next several years (primarily for use in semiconductor, continuous casting, non-ferrous metal extrusion and electrical discharge machining applications) and that all of the significant Free World manufacturers of these products are currently operating at or near capacity. The Company expects that the Focused Factory Project will be completed by the end of 1998.

     Acquisitions in Russia and Germany. On November 10, 1996, the Company purchased 90% of the equity of UCAR Grafit, which operates a graphite electrode business in Vyazma, Russia. The aggregate investment was $50 million. The Company anticipates increasing its ownership up to 98% of such equity at an additional cost of approximately $2 million. On February 1, 1997, the Company, through a newly-formed 70%-owned subsidiary, UCAR Elektroden, purchased the graphite electrode business of Elektrokohle Lichtenberg AG ('EKL') in Berlin, Germany. The 30% minority interest in UCAR Elektroden is held by a private German company. The aggregate purchase price paid by UCAR Elektroden for the EKL assets was approximately $15 million, consisting of $3 million for equipment and approximately $12 million for working capital. UCAR Elektroden and UCAR Grafit work in tandem with UCAR Elektroden manufacturing green electrodes and UCAR Grafit baking, pitch impregnating, rebaking and graphitizing those electrodes. The graphitized electrodes are then returned to UCAR Elektroden for machining and distribution. Together, UCAR Elektroden and UCAR Grafit have capacity to produce approximately 17,000 metric tons of finished graphite electrodes.

     The Company acquired UCAR Grafit and UCAR Elektroden to expand geographically. While the Company has been a supplier to Eastern Europe for over 25 years, the Company believes that these acquisitions will increase its penetration of the large and potentially growing graphite electrode markets in Eastern Europe, Russia and the other countries of the former Soviet Union, and the Middle East. In addition, many of the EAF steel producers in these markets consume lower quality graphite electrodes. Accordingly, net sales by UCAR Grafit and UCAR Elektroden of such types of electrodes are expected to be additive to sales currently made by the Company, which expects to continue to export ultra high power graphite electrodes to its existing customer base in these regions. While the Company plans to use its process technology to improve operating efficiency and gross profit margins at UCAR Grafit and UCAR Elektroden, the Company does not intend to upgrade the quality of their products until demand for higher quality products in these regions increases. The Company does not expect that any significant capital expenditures will be required to achieve such planned improvements.

     Acquisition of Cathode Manufacturing Operations. On January 2, 1997, the Company acquired 70% of the outstanding shares of Carbone Savoie, a wholly-owned subsidiary of Pechiney S.A., for a purchase price of $33 million. Carbone Savoie, with facilities in Notre Dame and Venissieux, France, is the leading worldwide manufacturer of carbon cathodes (with capacity to manufacture approximately 30,000 metric tons annually). Carbon cathodes are consumed in the production of aluminum. This acquisition creates an alliance between the Company and Aluminium Pechiney S.A. (a wholly-owned subsidiary of Pechiney S.A.), one of the world's leading producers of aluminum and the leading supplier of smelting technology to the aluminum industry. Aluminium Pechiney S.A. is developing the use of graphite cathodes (instead of carbon cathodes) in its aluminum smelting technology, which the Company believes allows for substantial improvement in process efficiency. The new graphite cathodes will be used by Aluminium Pechiney S.A. in its own plants and will be marketed to its licensees as well as to third parties. The Company believes that joint development efforts combining Aluminium Pechiney S.A.'s technology and the Company's graphite technology and expertise in high temperature industrial applications should result in important advances. Carbone Savoie (which had net sales of approximately $80 million in 1996) and the Company together supplied one-third of the worldwide market for carbon and graphite cathodes in 1996, according to Company estimates.

                              BUSINESS STRATEGIES

     Restructuring and Re-engineering Projects. The Company has implemented several successful restructuring and re-engineering projects since the mid-1980s which have eliminated work, improved operating efficiency and reduced costs. In connection with these projects, the Company has reduced or eliminated production at higher cost facilities, maximized production at lower cost facilities, lowered inventory levels for a given level of forecast sales, significantly reduced the number of employees worldwide, significantly shortened average graphite electrode production cycle time, closed manufacturing facilities, consolidated manufacturing operations and consolidated sales offices. As a result primarily of these projects, by the end of 1994, the Company had achieved annual cost savings of approximately $101 million (as compared to 1990) and had achieved approximately $15 million in additional annual cost savings by the end of 1996 (as compared to 1994). In January 1995, UCAR's Board of Directors approved an additional modernization project (the 'Rationalization Project') designed to close certain high cost manufacturing operations and expand lower cost manufacturing operations at the Company's North American graphite electrode plants. The Rationalization Project was completed in July 1996, yielded approximately $8 million in annual cost savings in 1995 and $20 million in 1996 and is expected to yield $23 million in annual cost savings in 1997 (in each case, as compared to 1994). Other smaller projects to improve raw materials technology, enhance equipment technology and upgrade certain production facilities (collectively, the 'Technology Improvement Projects'), implemented in 1996 or expected to be implemented in 1997, are expected to yield approximately $5 million of additional annual cost savings by the end of 1997 (as compared to 1994). The Company intends to continue to implement total quality control techniques and pursue other opportunities for cost savings.

     Emphasis on Customer Service. The Company believes that its dedication to providing customers with a high level of technical service support provides an important competitive advantage. The Company employs approximately 60 engineers to provide technical assistance to customers in, among other things, all areas of EAF operation and design, including equipment evaluation and control, power utilization and electrode purchase management as well as to provide training in the use of Company products. Such technical assistance includes periodically monitoring certain customers' EAF efficiency levels via computer modem. In addition, the Company employs a global direct sales force in 19 sales offices on five continents to serve its customers more effectively. The Company intends to integrate the customer service activities of UCAR Elektroden and UCAR Grafit with its own customer service activities to enhance their effectiveness. Carbone Savoie has its own dedicated customer service group which works closely with Aluminium Pechiney S.A.'s customer service group to maximize use of their respective products and technologies.

     Technical Improvements. The Company operates a graphite and carbon technology center in the United States dedicated to improving product quality and manufacturing processes through research and development activities conducted by approximately 80 technical professionals. These activities are integrated with the efforts of over 100 engineers at manufacturing facilities who are focused on improving manufacturing processes. Developments by the Company include larger and stronger electrodes (increasing the Company's ability to supply various 'supersized' electrodes), new chemical additives to enhance raw materials used in graphite electrodes and new applications for water spray cooling technology and other technological advances, resulting in the development of safer, more cost effective and more efficient EAF steel and graphite electrode production. The Company has received recognition for the high quality of its products under several programs around the world and has been awarded preferred or certified supplier status by many major steel and other manufacturing companies. In addition, Carbone Savoie operates a dedicated cathode technology center in Venissieux, France employing approximately 20 professionals.
                              RECENT DEVELOPMENTS

     Amendments to Credit Facilities. On March 19, 1997, the Company's senior secured bank credit facilities (the 'Senior Bank Facilities') were amended to reduce the interest rates on amounts outstanding under the Senior Bank Facilities, to increase the amount available under the revolving credit facility to $250 million from $100 million and to change the covenants to allow more flexibility in uses of free cash flow for acquisitions, capital expenditures and stock repurchases.



     Stock Repurchase Program. On February 10, 1997, UCAR's Board of Directors authorized a program to repurchase up to $100 million of Common Stock at prevailing prices from time to time in the open market or otherwise depending on market conditions and other factors, without any established minimum or maximum time period or number of shares. UCAR will repurchase 1,300,000 shares of Common Stock from Blackstone upon the closing of the Offering at the same price per share at which the Shares are sold to the U.S. Underwriters and the Managers in the Offering, which repurchase will constitute a part of such repurchase program. UCAR intends to finance such repurchases from existing cash balances, cash flow from operations, short-term borrowings and borrowings under its revolving credit facility, except that UCAR intends to finance the Blackstone Share Repurchase primarily from borrowings under the revolving credit facility.

                                  THE OFFERING


Common Stock offered by the Selling
  Stockholders...............................  5,800,000 shares

Common Stock offered for sale in:
  The U.S. Offering..........................  4,640,000 shares
  The International Offering.................  1,160,000
     Total...................................  5,800,000 shares
Common Stock to be outstanding after the
  Offering...................................  45,497,777 shares(a)(b)

Use of proceeds..............................  UCAR will not receive any proceeds from the sale of Shares by the
                                               Selling Stockholders.

Dividend policy..............................  It is the current policy of UCAR's Board of Directors to retain earnings to finance operations, fund acquisitions, repurchase shares of Common Stock and repay debt. See 'Price Range of Common
                                               Stock and Dividend Policy.'

NYSE symbol..................................  'UCR'

Risk factors.................................  Prospective investors should carefully consider all the information set forth in this Prospectus and, in particular, should evaluate the specific factors set forth under 'Risk Factors' before purchasing any of the Shares.


------------------
(a) As of February 28, 1997 and after giving effect to the Blackstone Share Repurchase.
(b) Excludes 3,313,840 shares reserved for issuance upon exercise of options outstanding as of February 28, 1997 under UCAR's Management Stock Option Plan and UCAR's 1996 Mid-Management Equity Incentive Plan.

                      SUMMARY FINANCIAL AND OPERATING DATA

                                                                                 FOR THE YEAR ENDED DECEMBER 31,
                                                                                 -------------------------------
                                                                                    1994        1995        1996
                                                                                 -------     -------     -------
                                                                                      (DOLLARS IN MILLIONS,
                                                                                     EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
    Net sales.................................................................      $758        $901        $948
    Gross profit..............................................................       243         345         365
    Selling, administrative and other expenses................................        79         115          90
    Restructuring costs(a)....................................................        --          30          --
    Operating profit..........................................................       162         189(b)      268
    Total interest expense....................................................        19          93          61
    Income before extraordinary charge and cumulative effect of changes in
      accounting principles...................................................       100          25(b)      145
    Extraordinary charge, net of tax(c).......................................        --          37          --
    Cumulative effect of changes in accounting
      principles..............................................................        --          --           7
    Net income (loss).........................................................       100         (12)(b)     152
    Net income per share before cumulative effect of change in accounting
      principles (Pro forma in 1995)..........................................                 $1.87(d)    $3.00
    Net income per share......................................................                             $3.15
    Weighted average shares outstanding (Pro forma in 1995) (in
      thousands)(e)...........................................................                48,763      48,469
BALANCE SHEET DATA (AT PERIOD END):
    Cash and cash equivalents.................................................      $ 60        $ 53        $ 95
    Total assets..............................................................       778         864         988
    Total debt................................................................       247         668         635
    Stockholders' equity (deficit)............................................       192        (167)         (2)
OTHER DATA:
    Gross profit margin.......................................................      32.1%       38.3%       38.5%
    Operating profit margin...................................................      21.4        21.0        28.3
    Depreciation..............................................................      $ 39        $ 38        $ 36
    Capital expenditures......................................................        34          65          62
    EBITDA(f).................................................................       201         249         304
    Cash flow from operations.................................................       174         130         172
    Cash flow from investing..................................................       (56)       (116)       (104)
    Cash flow from financing..................................................      (105)        (18)        (26)
    Quantity of graphite electrodes sold (thousands of metric tons)(g)........       196(h)      217(h)      205

------------------
(a) Represents costs recorded in connection with closing or downsizing operations at certain locations as part of the Company's restructuring and re-engineering projects. These costs consisted primarily of write-offs of fixed assets and other shut-down costs.


(b) Includes, in 1995, non-recurring charges related to the Recapitalization of $8 million related to payments for a senior subordinated credit facility which was available but not used and payments under the Company's Long Term Incentive Compensation Plan and non-recurring expenses related to the Initial Offering (as defined herein) of $18 million for compensation expense, related to the accelerated vesting of performance stock options and restricted matching stock.

(c) Resulted from early extinguishment of debt in connection with the Redemption (as defined herein) and the Refinancing (as defined herein).

(d) For unaudited pro forma net income per share, historical net income (loss) has been adjusted assuming that the Recapitalization, the Initial Offering, the Redemption and the Refinancing had occurred as of January 1, 1994. Historical net income (loss) per share has been omitted as the historical capitalization of the Company is not indicative of the Company's current capital structure.

(e) Reflects Common Stock and Common Stock equivalents outstanding after the Initial Offering, including Common Stock equivalents calculated in accordance with the 'treasury stock method,' wherein the net proceeds from the exercise of Common Stock equivalents are assumed to be used for the repurchase of shares of Common Stock at the average price for such year.

(f) EBITDA, for this purpose, means operating profit plus depreciation, amortization and the portion of restructuring costs applicable to fixed asset write-offs. The amount of restructuring costs applicable to fixed asset write-offs for 1995 was $22 million. The Company believes that EBITDA is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from continuing operations or other consolidated income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(g) Excludes graphite electrodes sold by EMSA, which aggregated 24,000 metric tons, 27,000 metric tons and 26,000 metric tons in 1994, 1995 and 1996, respectively.

(h) The quantity of graphite electrodes sold in the first quarter of 1994 was impacted by Customer Buy-Ins (as defined herein) during the fourth quarter of 1993 in advance of price increases effective in January 1994, and the quantity of graphite electrodes sold in the first quarter of 1995 was impacted by Customer Buy-Ins in advance of price increases effective in April 1995.

                                  RISK FACTORS

     Prospective investors should consider carefully the following factors in addition to other information included or incorporated by reference in this

Prospectus before purchasing any of the Shares.

SUBSTANTIAL LEVERAGE AND DEBT SERVICE REQUIREMENTS

     The Company is highly leveraged and has negative stockholders' equity. At December 31, 1996, the Company had an aggregate of $635 million of outstanding indebtedness and a stockholders' deficit of $2 million. The Company's indebtedness may increase in connection with the implementation of its stock repurchase program and future acquisitions.

     The Company's high degree of leverage could have important consequences to investors, including the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired in the future; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to debt service, thereby reducing the funds available to the Company for other purposes; (iii) the Company may be substantially more leveraged than certain of its competitors, which may place the Company at a competitive disadvantage; and (iv) the Company's substantial degree of leverage may hinder its ability to adjust rapidly to changing market conditions and could make it more vulnerable in the event of a downturn in general economic conditions or its business.

     The Company's ability to service or to refinance its debt will depend on its financial and operating performance, which, in turn, is subject to prevailing economic conditions and to certain financial, business and other factors beyond its control. If the Company's cash flow and capital resources are insufficient to fund its debt service obligations, the Company may be forced to reduce or delay planned capital expenditures, sell assets, obtain additional equity capital or restructure its debt. While substantially all minimum required principal payments due on such debt through the end of the second quarter of 1998 have been prepaid, there can be no assurance that the Company's results of operations, cash flow and capital resources will be sufficient to pay the interest on such debt or subsequent required principal payments. In the absence of such results of operations, cash flow and resources, the Company could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt service and other obligations. There can be no assurance as to the timing of such sales or the amount of proceeds which the Company could realize therefrom. In addition, since the Company's obligations under the Senior Bank Facilities bear interest at floating rates, an increase in interest rates could adversely affect, among other things, the Company's ability to meet its debt service obligations.

GRAPHITE ELECTRODE INDUSTRY RISKS; DECLINE IN SPECIFIC CONSUMPTION

     The Company's revenues are currently derived primarily from the sale of graphite electrodes. Growth in EAF steel production through the 1970s led to an over-expansion in capacity for the manufacture of graphite electrodes. Since 1979, there has been a significant decline in Specific Consumption of graphite electrodes as a result of technological improvements in EAF steelmaking processes and equipment design and in graphite electrodes. The over-expansion in capacity and the decline in Specific Consumption resulted in significant downward pressure on graphite electrode pricing. From 1985 to mid-1992, there was a significant consolidation in the number of manufacturers (which has continued at a more moderate pace since that time) and a reduction in industry-wide capacity. In addition, during that period, demand for graphite electrodes became relatively stable as the decrease in Specific Consumption was offset by increased levels of EAF steel production. The Company believes that, since mid-1992, increased levels of EAF steel production have more than offset the decrease in Specific Consumption. The Company believes that global demand for graphite electrodes will increase over the long-term at an average rate of 1% to 2% per year. Although the Company believes that the decline in Specific Consumption will continue at a more gradual rate, there can be no assurance that such will be the case. If, for any reason, demand for graphite electrodes were to decline significantly or manufacturing capacity were to materially exceed demand, the Company would be materially adversely affected. In addition, the graphite electrode industry is capital intensive.

DEPENDENCE ON EAF STEEL INDUSTRY

     The Company's products are sold primarily to the EAF steel industry. Although EAF steel production has experienced only two relatively minor downturns in the past 20 years, the steel industry generally is cyclical and experiences significant fluctuations in profits based on numerous factors. Sales of the Company's principal products have historically been somewhat adversely affected by weakness in the steel industry. Although worldwide EAF steel production continues to experience growth and worldwide demand for steel generally has improved over the past several years, there can be no assurance that growth in EAF steel production will continue or that conditions in the steel industry will remain favorable.

RESTRICTIVE DEBT COVENANTS

     The Senior Bank Facilities contain a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay or refinance other indebtedness or amend other debt instruments, create liens on assets, enter into leases, make investments or acquisitions, engage in mergers or consolidations, make capital expenditures or engage in certain transactions with subsidiaries and affiliates and otherwise restrict corporate activities. In addition, under the Senior Bank Facilities, the Company is required to comply with specified financial ratios and tests, including minimum interest coverage and maximum leverage ratios. The indenture among UCAR, Global and the United States Trust Company of New York, as Trustee (the 'Subordinated Note Indenture'), relating to the 12% senior subordinated notes due 2005 (the 'Subordinated Notes') issued by Global and guaranteed by UCAR in connection with the Recapitalization also contains certain restrictive convenants.

     The Company is currently in compliance with the covenants contained in the Senior Bank Facilities and the Subordinated Note Indenture. However, its ability to continue to comply may be affected by events beyond its control, including prevailing economic, financial and industry conditions. The breach of any of such covenants could result in a default under the Senior Bank Facilities and/or the Subordinated Note Indenture, which would permit the senior lenders or the holders of the Subordinated Notes to declare all amounts borrowed thereunder to be due and payable, together with accrued and unpaid interest, and the commitments of the senior lenders to make further extensions of credit under the Senior Bank Facilities could be terminated. If the Company were unable to repay its indebtedness to its senior lenders, such lenders could proceed against the collateral securing such indebtedness.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS

     The Company operates manufacturing and other facilities in 19 countries on five continents and sells its products in over 70 countries. Net sales of the Company's products outside the United States in 1996 totalled approximately $642 million, representing approximately 68% of the Company's net sales in 1996. As a result of its international operations, the Company is subject to risks associated with operating in foreign countries, including devaluations and fluctuations in currency exchange rates, imposition of limitations on conversion of foreign currencies into dollars or remittance of dividends and other payments by foreign subsidiaries, imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries, hyperinflation in certain foreign countries and imposition or increase of investment and other restrictions or requirements by foreign governments and, in the case of operations in Russia, nationalization and other risks which could result from a change in government. Although such risks have not had a material adverse effect on the Company within the past decade, no assurance can be given that such risks will not have a material adverse effect on the Company in the future.

SEASONALITY; FLUCTUATIONS IN QUARTERLY RESULTS OF OPERATIONS

     The Company's net sales of graphite electrodes fluctuate from quarter to quarter due to such factors as scheduled plant shut downs by customers, national vacation practices, changes in customer production schedules in response to seasonal changes in energy costs, weather conditions, strikes and work stoppages at customer plants and changes in customer order patterns in response to the announcement of price increases. The Company has experienced, and expects to continue to experience, volatility with respect to demand for graphite electrodes in certain geographic areas as general economic conditions in such areas fluctuate. These factors tend to affect the Company's quarterly as well as annual results of operations. In addition, in the past, typically during the period prior to the effective date of a price increase, customers tended to buy additional quantities of graphite electrodes at the then lower pricing ('Customer Buy-Ins'), which added to the Company's net sales during that period. During the period following the effective date of a price increase, customers tended to use those additional quantities before placing further orders, which reduced the Company's net sales during that period. Accordingly, results of operations for any quarter are not necessarily indicative of the results of operations for a full year or otherwise. In order to mitigate the effect of Customer Buy-Ins on period-to-period net sales, the Company has begun announcing price increases at different times in different geographic regions.


DEPENDENCE ON RAW MATERIALS AND ENERGY SUPPLIES

     The Company purchases its raw materials and energy from a variety of sources and has no material long-term purchase contracts with respect to any raw materials or energy. The principal raw material used in the manufacture of graphite electrodes and graphite specialty products is petroleum coke, which is an engineered by-product of the petroleum industry. Over the past several decades, the Company has purchased a majority of its petroleum coke from multiple plants of a single major petroleum company and, since 1988, has done so pursuant to annual purchase contracts. The Company believes that, under current conditions, its raw materials are available in adequate quantities at market prices. The availability and price of raw materials and energy may be subject to curtailment or change due to limitations which may be imposed under new legislation or governmental regulations, suppliers' allocations to meet demand of other purchasers during periods of shortage (or, in the case of energy suppliers, extended cold weather), interruptions in production by suppliers, and market and other events and conditions. Petroleum products, including petroleum coke, have been subject to significant price fluctuations and, recently, market prices of petroleum coke have increased for the Company and its competitors. Over the past several years, the Company has mitigated the effect of such price increases on its results of operations through a combination of improved operating efficiency, permanent on-going cost savings and passing such price increases on to customers. However, there can be no assurance that such measures will successfully mitigate future increases in the price of petroleum coke or other raw materials or energy. A substantial increase in raw material or energy prices which cannot be mitigated or passed on to customers or a continued interruption in supply, particularly in the supply of petroleum coke, would have a material adverse effect on the Company's results of operations.

COMPETITION

     The graphite and carbon products industry is highly competitive. Competition is based primarily on price, product quality and customer service. Graphite electrodes, in particular, are subject to rigorous price competition. Although the Company has periodically increased prices over the past several years, there can be no assurance that the Company will be able to increase prices in the future. In addition, further price increases by the Company or price reductions by competitors, decisions by the Company with respect to maintaining profit margins rather than market share, or other competitive or market factors or strategies could adversely affect the Company's market share or results of operations. Competition could prevent institution of price increases or could require price reductions or increased spending on research and development, marketing and sales which could adversely affect the Company's results of operations.

ENVIRONMENTAL MATTERS

     The Company's operations are subject to federal, state, local and foreign laws and regulations relating to the storage, handling, generation, treatment,

emission, release, discharge and disposal of certain substances and wastes. While the Company believes that it is currently in material compliance with those laws and regulations, there can be no assurance that the Company will not incur significant costs to remediate violations thereof or to comply with changes in existing laws and regulations (or the enforcement thereof). Such costs could have a material adverse effect on the Company's results of operations.

PROVISIONS HAVING POSSIBLE ANTI-TAKEOVER EFFECTS

     UCAR's Certificate of Incorporation and By-Laws contain provisions concerning voting, issuance of preferred stock, removal of officers and directors and other matters which may have the effect of discouraging, delaying or preventing a change in control of UCAR. The Subordinated Note Indenture requires Global, in the event of a change of control in respect of which it has not elected to redeem the Subordinated Notes, to repurchase any Subordinated Notes that holders thereof desire to have repurchased at 101% of the principal amount thereof, plus accrued interest. In addition, the Senior Bank Facilities restrict certain events which would constitute a change of control and provide that certain events which would constitute a change in control would also constitute an event of default. The exercise by the holders of the Subordinated Notes of their right to require Global to repurchase the Subordinated Notes may cause a default under the Senior Bank Facilities or other indebtedness, even if the change of control does not. Finally, there can be no assurance that Global will have the financial resources necessary to purchase the Subordinated Notes upon a change of control or repay amounts due under the Senior Bank Facilities upon such an event of default.

SHARES ELIGIBLE FOR FUTURE SALE


     As of February 28, 1997, 46,797,777 shares of Common Stock were outstanding. In addition, as of February 28, 1997, UCAR had reserved an additional 6,568,769 shares of Common Stock for issuance pursuant to employee stock option and equity incentive plans. In general, the outstanding shares are, and any reserved shares issued (other than reserved shares issued to affiliates of UCAR) will be, freely transferable by persons other than affiliates of UCAR. Outstanding shares held by, and any reserved shares issued to, affiliates of UCAR may not be sold other than pursuant to an effective registration statement or Rule 144 or another exemption from registration under the Securities Act. Outstanding shares acquired by management in the Recapitalization or to be acquired upon exercise of stock options (or otherwise acquired under employee stock option or equity incentive plans) have been or will be registered for resale to the public. In connection with the Recapitalization, UCAR has granted to Blackstone certain 'piggy-back' registration rights with respect to shares of Common Stock owned by Blackstone, which rights will continue in effect after the closing of the Offering and the Blackstone Share Repurchase. Following the closing of the Offering and the Blackstone Share Repurchase and excluding the Retained Interest, Blackstone will own 611,227 shares of Common Stock
(no shares, if the over-allotment option is exercised in full). UCAR, certain of its executive officers and directors and Blackstone have agreed that, for a period of 90 days, in the case of UCAR, and 45 days, in the case of Blackstone and certain of UCAR's directors and executive officers, after the date of this Prospectus, they will not sell or otherwise dispose of any shares of Common Stock without the prior written consent of Credit Suisse First

Boston Corporation, subject to certain limited exceptions. The shares included in the Retained Interest will be freely transferable after the end of such 45-day period, except that if the distributee is or has been an affiliate of UCAR, sales by such distributee will be subject to the volume and other limitations of Rule 144 until such time as the distributee has not been an affiliate within the three-month period preceding the sale. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair UCAR's ability to raise capital through an offering of its equity securities.

                                  THE COMPANY

     The Company's business was founded in 1886 by National Carbon Company. In 1917, National Carbon Company, along with Union Carbide Company and three other companies, became subsidiaries of a new corporation named Union Carbide and Carbon Company, now known as Union Carbide Corporation ('Union Carbide'). In the 1950s, National Carbon Company was dissolved, and its business subsequently became the Carbon Products Division of Union Carbide.

     Effective January 1, 1989, Union Carbide realigned each of its worldwide businesses into separate subsidiaries (the 'Realignment'). In connection therewith, the business of the Carbon Products Division was separated from Union Carbide's other busineses and became owned by the Company, which was then wholly-owned by Union Carbide. On February 25, 1991, Union Carbide sold 50% of the common equity of the Company to Mitsubishi Corporation ('Mitsubishi') for $233 million (the 'Mitsubishi Purchase'). Since the Mitsubishi Purchase, the Company has operated on a stand alone basis in all material respects. In this regard, the Company has been self-financing, except for certain credit enhancements which were provided by Union Carbide and Mitsubishi and which the Company terminated in their entirety in September 1994.

     On January 26, 1995, the Company consummated the Recapitalization pursuant to the Recapitalization and Stock Purchase and Sale Agreement dated as of November 14, 1994 (the 'Recapitalization Agreement') among Union Carbide, Mitsubishi, UCAR and Blackstone. Pursuant to the Recapitalization: (i) UCAR issued Common Stock representing approximately 75% of the then outstanding Common Stock to Blackstone, Chase Equity Associates, L.P. and certain members of management for $203 million; (ii) Global and certain of its subsidiaries borrowed $585 million under senior secured bank facilities (the 'Recapitalization Bank Facilities'); (iii) Global issued $375 million of Subordinated Notes; (iv) the Company repaid approximately $250 million of then existing indebtedness; (v) UCAR repurchased and cancelled all of the common equity then held by Mitsubishi for $406 million; (vi) UCAR paid to Union Carbide a cash dividend of $347 million on the common equity then held by Union Carbide, which common equity was reclassified and immediately thereafter represented approximately 25% of the then outstanding Common Stock; and (vii) certain members of management received restricted stock matching a portion of the Common Stock purchased by them and options to purchase up to an aggregate of 12% of the then outstanding Common Stock on a fully diluted basis, subject to certain vesting provisions. In connection with the Recapitalization, the Company transferred all of the stock of its operating subsidiaries to Global or subsidiaries of Global. UCAR currently holds no material assets other than common stock of Global.


     On August 15, 1995, UCAR completed the initial public offering of Common Stock (the 'Initial Offering'). In connection with the Initial Offering, UCAR sold Common Stock representing 22% of the Common Stock outstanding immediately after the Initial Offering for net proceeds of $227 million and Union Carbide sold all of the Common Stock then owned by it. UCAR used net proceeds from the Initial Offering to contribute to Global an amount sufficient to redeem $175 million aggregate principal amount of Subordinated Notes at a redemption price equal to 110% of the aggregate principal amount thereof, plus accrued interest thereon of $4 million (the 'Redemption'). On October 19, 1995, the Company refinanced the Recapitalization Bank Facilities with the Senior Bank Facilities at more favorable interest rates and with more favorable covenants (the 'Refinancing'). The Redemption and Refinancing reduced the Company's annual interest expense by approximately $34 million (based on the principal amounts outstanding and the interest rates in effect at the time of the Redemption and the Refinancing, respectively). The Senior Bank Facilities were amended on March 19, 1997. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.'


     In March 1996, certain stockholders of UCAR sold an aggregate of 16,675,000 shares of Common Stock in a secondary public offering (the 'Secondary Offering'). In the Secondary Offering, Blackstone, Chase Equity Associates, L.P. and certain members of management sold approximately 15,449,000 shares, 826,000 shares and 400,000 shares, respectively. After the Secondary Offering, Blackstone owned approximately 20% of the outstanding shares of Common Stock. UCAR did not sell any shares in the Secondary Offering and did not receive any proceeds from the shares sold by the selling stockholders. Approximately 193,000 of the shares sold by management consisted of shares issued upon the exercise of stock options concurrently with the Secondary Offering, and UCAR received proceeds of approximately $1.5 million from the exercise of such options.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is listed on the NYSE under the trading symbol 'UCR.' The following table sets forth on a per share basis the high and low sale prices for the Common Stock as reported on the NYSE for the periods indicated:


                                                                                   HIGH          LOW

                                                                                ----------    ----------
1995
  Third Quarter*.............................................................   $   29 1/4    $   24 3/4
  Fourth Quarter.............................................................       33 3/4        26 3/8
1996
  First Quarter..............................................................       39 1/2        31
  Second Quarter.............................................................       44 7/8        39
  Third Quarter..............................................................       41 7/8        34 3/4
  Fourth Quarter.............................................................       41 1/8        32 5/8
1997
  First Quarter (through April 2, 1997)......................................       45 1/4        36 5/8

------------------
* Public trading commenced on August 10, 1995.

     As of December 31, 1996, there were 66 holders of record of outstanding shares of Common Stock. The Company estimates that approximately 9,700 stockholders are represented by nominees.

     Although the Company is currently able to pay certain cash dividends, it is the current policy of UCAR's Board of Directors to retain earnings to finance operations, fund acquisitions, repurchase shares of Common Stock and repay debt. Any declaration and payment of cash dividends will be subject to the discretion of UCAR's Board of Directors and will be dependent upon the Company's financial condition, results of operations, cash requirements and future prospects, the limitations contained in the Senior Bank Facilities and the Subordinated Note Indenture and other factors deemed relevant by UCAR's Board of Directors. There can be no assurance that any cash dividends will be declared or paid.

     UCAR is a holding company that derives all of its cash flow from Global, the common stock of which constitutes UCAR's only material asset. Consequently, UCAR's ability to pay dividends is dependent upon the earnings of Global and its subsidiaries and the distribution of those earnings by Global to UCAR.

     Under the Senior Bank Facilities as amended on March 19, 1997, Global and UCAR are permitted to pay dividends to their respective stockholders and repurchase Common Stock only in an aggregate cumulative amount subsequent to March 19, 1997 equal to a percentage, ranging from 50% to 65% based on certain financial tests, of cumulative adjusted consolidated net income subsequent to December 31, 1996 (provided that (i) in any event, dividends and repurchases aggregating up to $15 million are permitted in any twelve-month period and (ii) dividends and repurchases that were permitted during the period from October 19, 1995 through December 31, 1996 but not paid or made (not exceeding $45,000,000) may be paid or made during 1997 in addition to dividends and repurchases otherwise permitted in 1997). In addition, if certain financial tests are not met, total dividends and repurchases in any year may not exceed $65,000,000. In addition, Global is permitted to pay dividends to UCAR (i) in respect of UCAR's administrative fees and expenses and (ii) for the specific purpose of the purchase or redemption by UCAR of capital stock held by present or former officers of the Company up to $5 million per year or $25 million in the aggregate. In general, amounts which are permitted to be paid as dividends or used to repurchase Common Stock in a year but not so paid or used may be paid or used in subsequent years.


     The Subordinated Note Indenture restricts the payment of dividends by Global to UCAR if (a) at the time of such proposed dividend, Global is unable to meet certain indebtedness incurrence and income tests or (b) the total amount of the dividends paid exceeds specified aggregate limits based on consolidated net income, net proceeds from asset and stock sales and certain other transactions. Such restrictions are not applicable to dividends paid to UCAR (i) in respect of UCAR's administrative fees and expenses and (ii) for the specific purpose of the purchase or redemption by UCAR of capital stock held by present or former officers of the Company in the amount of up to $5 million per year or $25 million in the aggregate.

                                USE OF PROCEEDS

     All of the Shares offered hereby are being sold by the Selling Stockholders. UCAR will not receive any of the proceeds from the sale of Shares by the Selling Stockholders.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at December 31, 1996. This table should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Consolidated Financial Statements and related notes which are incorporated by reference herein.


                                                                                               AT DECEMBER 31, 1996
                                                                                               ---------------------
                                                                                               (DOLLARS IN MILLIONS)
Cash and cash equivalents...................................................................           $  95
                                                                                                      ------
                                                                                                      ------
Debt (including current portion):
  Revolving credit facility under Senior Bank Facilities(a).................................           $  27
  Term loans under Senior Bank Facilities...................................................             352
  Subordinated Notes........................................................................             200
  Other debt(b).............................................................................              56
                                                                                                      ------
     Total debt.............................................................................             635
                                                                                                      ------

Minority stockholders' equity in consolidated entities......................................               6


Stockholders' equity (deficit):
  Preferred stock--par value $.01; authorized--10,000,000 shares; issued--none..............              --
  Common stock--par value $.01; authorized--100,000,000 shares; issued--
     46,614,724 shares......................................................................              --
  Additional paid-in capital................................................................             498
  Cumulative foreign currency translation adjustment........................................            (116)
  Retained earnings (deficit)...............................................................            (384)
                                                                                                      ------
     Total stockholders' equity (deficit)...................................................              (2)
                                                                                                      ------
       Total capitalization.................................................................           $ 639
                                                                                                      ------
                                                                                                      ------


------------------


(a) On March 19, 1997, the Senior Bank Facilities were amended to reduce the interest rates on amounts outstanding under the Senior Bank Facilities, to increase the amount available under the revolving credit facility to $250 million from $100 million and to change the covenants to allow more flexibility in uses of free cash flow for acquisitions, capital expenditures and stock repurchases. At March 31, 1997, amounts outstanding under the revolving credit facility totalled approximately $39 million. The Company expects to finance the Blackstone Share Repurchase primarily from borrowings under the revolving credit facility. If the Blackstone Share Repurchase were financed entirely from borrowings under the revolving credit facility, amounts under the revolving credit facility would have totalled approximately $87 million at March 31, 1997.



(b) As of March 31, 1997, other debt totalled approximately $78 million. The increase was principally due to new borrowings by certain of the Company's foreign subsidiaries.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected annual consolidated financial data (excluding the 'quantity of graphite electrodes sold') has been derived from the Consolidated Financial Statements at the dates and for the periods indicated, which have been audited by KPMG Peat Marwick LLP as indicated in their reports thereon. The selected annual consolidated financial data set forth below should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Consolidated Financial Statements at December 31, 1995 and 1996 and for each of the years in the three year period ended December 31, 1996 and the related notes which are incorporated by reference herein.

                                                                           FOR THE YEAR ENDED DECEMBER 31,

                                                                    ---------------------------------------------
                                                                     1992      1993      1994      1995      1996
                                                                    -----     -----     -----     -----     -----
                                                                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net sales......................................................   $ 659     $ 740     $ 758     $ 901     $ 948
  Gross profit...................................................     104(a)    203       243       345       365
  Selling, administrative and other expenses.....................      78        73        79       115        90
  Restructuring costs(b).........................................       9        33        --        30        --
  Operating profit (loss)........................................      (1)(a)    80       162       189(c)    268
  Total interest expense.........................................      22        21        19        93        61
  Income (loss) before extraordinary charge and cumulative effect
     of changes in accounting principles.........................     (30)(a)    50       100        25(c)    145
  Extraordinary charge, net of tax(d)............................      --        --        --        37        --
  Cumulative effect of changes in accounting principles..........     (55)      (20)       --        --         7
  Net income (loss)..............................................     (85)(a)    30       100       (12)(c)   152
  Net income per share before cumulative effect of change in
     accounting principles (Pro forma in 1995)...................                                 $1.87(e)  $3.00
  Net income per share...........................................                                           $3.15
  Weighted average shares outstanding (Pro forma 1995) (in
     thousands)(f)...............................................                                 48,763    48,469

BALANCE SHEET DATA (AT PERIOD END):
  Cash and cash equivalents......................................   $  28     $  54     $  60     $  53     $  95
  Total assets...................................................     784       831       778       864       988
  Total debt.....................................................     269       268       247       668       635
  Stockholders' equity (deficit).................................     198       188       192      (167)       (2)

OTHER DATA:
  Gross profit margin............................................    15.8%     27.4%     32.1%     38.3%     38.5%
  Operating profit margin........................................     N/M      10.8      21.4      21.0      28.3
  Depreciation...................................................   $  44     $  39     $  39     $  38     $  36
  Capital expenditures...........................................      19        26        34        65        62
  EBITDA(g)......................................................      43       147       201       249       304
  Cash flow from operations......................................      52        64       174       130       172
  Cash flow from investing.......................................     (13)      (25)      (56)     (116)     (104)
  Cash flow from financing.......................................     (26)      (13)     (105)      (18)      (26)
  Quantity of graphite electrodes sold (thousands of metric
     tons)(h)....................................................     205       217(i)    196(i)    217(i)    205

------------------
N/M: Not meaningful.

                                                    (See footnotes on next page)

(a) Reduction of domestic inventory quantities in 1992 resulted in liquidation of certain inventories carried on a 'last in, first out' basis acquired at lower cost in prior years. This liquidation increased gross profit by $5 million and reduced net loss by $3 million in 1992.

(b) Represents costs recorded in connection with closing or downsizing operations at certain locations as part of the Company's restructuring and re-engineering projects. These costs consisted primarily of write-offs of fixed assets and other shut down costs.

(c) Includes, in 1995, non-recurring charges related to the Recapitalization of $8 million related to payments for a senior subordinated credit facility which was available but not used and payments under the Company's Long Term Incentive Compensation Plan and non-recurring expenses related to the Initial Offering of $18 million for compensation expense related to accelerated vesting of performance stock options and restricted matching stock.

(d) Resulted from early extinguishment of debt in connection with the Redemption and the Refinancing.

(e) For unaudited pro forma net income per share, historical net income (loss) has been adjusted assuming that the Recapitalization, the Initial Offering, the Redemption and the Refinancing had occurred as of January 1, 1994. Historical net income (loss) per share has been omitted as the historical capitalization of the Company is not indicative of the Company's current capital structure.

(f) Reflects Common Stock and Common Stock equivalents outstanding after the Initial Offering, including Common Stock equivalents calculated in accordance with the 'treasury stock method,' wherein the net proceeds from the exercise of Common Stock equivalents are assumed to be used for the repurchase of shares of Common Stock at the average price for such year.

(g) EBITDA, for this purpose, means operating profit (loss) plus depreciation, amortization and the portion of restructuring costs applicable to fixed asset write-offs. The amount of restructuring costs applicable to fixed asset write-offs for 1993 and 1995 were $28 million and $22 million, respectively. The Company believes that EBITDA is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from continuing operations or other consolidated income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity.

(h) Excludes graphite electrodes sold by EMSA, which aggregated 25,000 metric tons, 25,000 metric tons, 24,000 metric tons, 27,000 metric tons, and 26,000 metric tons in 1992, 1993, 1994, 1995 and 1996, respectively.

(i) The quantity of graphite electrodes sold in the first quarter of 1994 was impacted by Customer Buy-Ins during the fouth quarter of 1993 in advance of price increases effective in January 1994, and the quantity of graphite electrodes sold in the first quarter of 1995 was impacted by Customer Buy-Ins in advance of price increases effective in April 1995.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL


     In 1995, the Company consummated the Recapitalization, the Initial Offering, the Redemption and the Refinancing. In 1996, the Secondary Offering was consummated and the Company acquired 90% of the equity of UCAR Grafit. Subsequent to December 31, 1996, the Company acquired 70% of the equity of Carbone Savoie and through a newly-formed 70%-owned subsidiary, UCAR Elektroden, acquired the graphite electrode business of EKL in Berlin, Germany. In addition, the Company announced its intention to acquire the outstanding shares of EMSA held by the Company's joint venture partner in South Africa. The acquisitions of UCAR Grafit, Carbone Savoie and the graphite electrode business of EKL were accounted for as purchases. See 'Summary--Growth Strategies and Recent Initiatives' and 'The Company.' On March 19, 1997, the Senior Bank Facilities were amended. See'--Liquidity and Capital Resources--Debt Financing and Debt Reduction.'


     In May and July 1994, the Company increased its ownership of its Mexican business from 79% to substantially 100% at a net cost of $23 million. These transactions were accounted for as purchases. In 1995, the Company acquired substantially all of the shares of its Brazilian subsidiary owned by public shareholders in Brazil. The aggregate purchase price was $52 million, plus expenses of $3 million. Thereafter, the Company acquired additional shares from such Brazilian shareholders for $2 million. These acquisitions were accounted for as purchases. See 'Summary--Growth Strategies and Recent Initiatives' and 'The Company.'

     Cost Reduction Initiatives. Beginning in the mid-1980s, the Company initiated a project to remove excess, high cost capacity. This project was designed to close the older, highest cost facilities and increase the operating efficiencies of the remaining facilities. Five locations were closed as a result of this project (i.e., three separate manufacturing facilities in the Niagara Falls, New York area, a manufacturing facility in Sweden and a manufacturing facility in Puerto Rico). As a result of this project, the Company recorded fixed asset write-offs and severance costs in 1985 and 1987 through 1989.

     A second project was initiated in 1991 and continued through 1992 to re-engineer work processes in manufacturing facilities and offices and to downsize the global work force. The Company, working with outside consultants, redesigned work processes to improve the productivity of the work force and eliminate unnecessary or redundant activities. The Company recorded severance costs associated with this project of $28 million and $8 million in 1991 and 1992, respectively.

     As a result of these projects, the Company developed a strategy to be the low cost producer in its industry. With the improved productivity and efficiencies that had been achieved in its manufacturing facilities, the Company identified another project, which was approved by UCAR's Board of Directors in 1993, to close the Company's highest cost and oldest graphite manufacturing facilities at that time, which were located in Sheffield, England and Forno Allione, Italy, and to increase production at lower cost manufacturing facilities in Europe and North America. The closing of these facilities resulted in fixed asset write-offs of $28 million and related shut down costs of $5 million in 1993.

     As a result primarily of the projects described in the three preceding paragraphs, the Company reduced its work force by approximately 2,100 employees, reduced the average manufacturing cycle time for graphite electrode production by approximately 50% and achieved a one-third reduction in then existing inventory levels. By the end of 1994, the Company had achieved annual cost savings of approximately $101 million (as compared to 1990). The Company achieved additional annual cost savings from these projects aggregating approximately $15 million by the end of 1996 (as compared to 1994).

     In January 1995, as part of the Company's low cost producer strategy, UCAR's Board of Directors approved the Rationalization Project to close certain high cost manufacturing operations and to add modern lower cost manufacturing operations at the Company's North American graphite electrode plants. The Rationalization Project was completed in July 1996 and is expected to yield approximately $23 million in annual cost savings, with approximately $8 million in savings having been realized in 1995, $20 million having been realized in 1996 and the full $23 million expected to be realized in 1997 (in each case, as compared to 1994). Capital expenditures of $27 million to build the new facilities and $4 million to shut down the old facilities were pre-funded as part of the Recapitalization. The Company has written-off fixed assets of approximately $22 million and recorded $8 million of shut down costs as restructuring costs in 1995 in connection with the Rationalization Project. In addition, the Technology Improvement Projects are expected to yield approximately $5 million in additional annual cost savings by the end of 1997 (as compared to 1994) at an aggregate cost of approximately $7 million.

     Currency Matters. The Company sells its products in multiple currencies but seeks to price its products based on dollar equivalent target prices for each of its subsidiaries. These target prices are based on evaluations of the relevant exchange rates, the relationship between all of the target prices and other factors, if any, which the Company may deem appropriate. Each subsidiary then seeks to institute price increases to achieve its target price when, as and if local conditions permit. A subsidiary may rescind a price increase or grant price discounts if required by local conditions. The impact on net sales of any price increase in foreign countries can be mitigated or exaggerated by changes in currency exchange rates. The Company has entered into hedging transactions to reduce its exposure to changes in currency exchange rates.

     While most of the Company's sales are made to customers in markets where local currencies are readily convertible into dollars, the Company makes sales to customers in other markets, particularly countries in the former Soviet Union, Eastern Europe, the Middle East and the Asia Pacific region. When the Company deems appropriate, the terms of sale to customers in these markets require payment in dollars or deutsche marks and may additionally require prepayment or delivery of a bank letter of credit or equivalent security for payment.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, certain items from the Consolidated Statements of Operations and the increase or decrease (expressed as a percentage of such item in the comparable prior period) of such items:

                                                                          PERCENTAGE
                                                                           INCREASE
                                             FOR THE YEAR ENDED           (DECREASE)
                                                DECEMBER 31,           -----------------
                                           -----------------------     1994 TO   1995 TO
                                           1994     1995     1996       1995      1996
                                           -----    -----    -----     -------   -------
                                            (DOLLARS IN MILLIONS)
Net sales...............................   $758     $901     $948        18.9%      5.2%
Cost of sales...........................    515      556      583         8.0       4.9
                                           -----    -----    -----     -------   -------
Gross profit............................    243      345      365        42.0       5.8
Selling, administrative and other
  expenses..............................     79      115       90        45.6     (21.7)
Restructuring costs.....................     --       30       --         N/M       N/M
Operating profit........................    162      189      268        16.7      41.8

------------------
N/M: Not meaningful.

     The following table sets forth, for the periods indicated, the percentage (rounded to the nearest tenth) of net sales represented by certain items in the Consolidated Statements of Operations:

                                             FOR THE YEAR ENDED
                                                DECEMBER 31,
                                           -----------------------
                                           1994     1995     1996
                                           -----    -----    -----
Net sales...............................   100.0%   100.0%   100.0%
Cost of sales...........................    67.9     61.7     61.5
                                           -----    -----    -----
Gross profit............................    32.1     38.3     38.5

Selling, administrative and other
  expenses..............................    10.4     12.8      9.5
Restructuring costs.....................    --        3.3     --
Operating profit........................    21.4     21.0     28.3

     1996 Compared to 1995. Net sales in 1996 were $948 million, an increase of 5% from $901 million in 1995. This increase was led by the Company's graphite specialties and carbon specialties businesses, which both had net sales increases of 13% in 1996 as compared to 1995. The average selling prices (in dollars and net of changes in currency exchange rates) for products of these businesses increased approximately 8% in 1996 as compared to 1995. The carbon specialties business had increased volume in carbon refractory products, which are sold primarily to the steel industry. The graphite specialties business had increased volume in 'superfine grain' products, which are used in the semiconductor industry, and increased volume in graphite cathodes, which are used in the aluminum industry. Net sales of the Company's core graphite electrodes business, which accounted for 73% of total net sales in 1996, increased approximately 3% to $696 million in 1996 as compared to $675 million in 1995. The average selling price (in dollars and net of changes in currency exchange rates) of graphite electrodes sold increased approximately 6% to $3,185 per metric ton in 1996 as compared to $3,000 per metric ton in 1995. The volume of graphite electrodes sold in 1996 declined by approximately 5% in 1996 as compared to 1995. Graphite electrode sales volume in Western Europe declined 18% in 1996 as compared to 1995 as a result of lower economic activity as members of the European Union continued to work toward a unified monetary system. The Company believes that demand for graphite electrodes will increase if economic conditions in Western Europe improve and as announced new electric arc furnaces achieve typical operating rates. Net sales for the Company's products outside of the United States amounted to $642 million, or approximately 68% of total net sales, in 1996.

     Gross profit in 1996 was $365 million, an increase of $20 million, or 6%, from gross profit of $345 million in 1995. Price increases on all products sold together with cost savings offset the decline in graphite electrode sales volume and allowed for an increase in gross margin to 38.5% in 1996 as compared to 38.3% in 1995.

     Operating profit in 1996 was $268 million (28% of net sales), an increase of $79 million, or 42%, from operating profit of $189 million (21% of net sales) in 1995. Excluding restructuring costs of $30 million, non-recurring expense of $6 million associated with a senior subordinated credit facility available but not used in connection with the Recapitalization, $18 million of non-recurring compensation expense included in selling, administrative and other expenses as a result of accelerated vesting of performance stock options and restricted matching stock in connection with the Initial Offering and $2 million of other expenses due to payments under the Company's Long Term Incentive Compensation Plan accelerated as a result of the Recapitalization, operating profit in 1995 would have been $245 million (27% of net sales).


     Selling, administrative and other expenses were $90 million in 1996, a decrease of $25 million, or 22%, from $115 million in 1995. Selling, administrative and other expenses in 1995 included $18 million in non-recurring compensation expense associated with the accelerated vesting of performance stock options and restricted matching stock in connection with the Initial Offering and $4 million associated with scheduled vesting of performance stock options.

     Restructuring costs of $30 million were incurred in 1995 in connection with the Rationalization Project. No restructuring costs were incurred in 1996.

     Other (income) expense (net) was income of $1 million in 1996 as compared to expense of $3 million in 1995. The change resulted primarily from a $14 million decrease in interest income (primarily due to a reduction in short-term investments by the Company's Brazilian subsidiary), a $9 million reduction in expense from foreign currency adjustments (including reduced translation losses from Brazilian operations and from dollar-denominated debt of the Company's foreign subsidiaries) and a non-recurring expense of $7 million associated with bank fees due to the Recapitalization which were incurred in 1995 but not in 1996.

     Interest expense decreased to $61 million in 1996 from $93 million in 1995. In 1996, the average outstanding total debt balance was $643 million and the average annual interest rate was 9.4% as compared to an average outstanding total debt balance of $820 million and an average annual interest rate of 11.5% in 1995.

     Provision for income taxes was $68 million in 1996 as compared to $74 million in 1995. In 1995, income tax expense was higher than the amount computed by applying the United States federal income tax rate primarily due to non-recurring taxes of approximately $37 million associated with the Recapitalization.

     Minority stockholders' share of income of the Company's Brazilian subsidiary decreased to $1 million in 1996 from $4 million in 1995 due to an increase in the Company's ownership of that subsidiary. Substantially all of the minority interest of the Brazilian subsidiary was purchased by the Company in 1995. The Company's share of net income of EMSA remained stable at $7 million in 1996 and 1995.

     1995 Compared to 1994. Net sales for 1995 were $901 million, an increase of $143 million, or 19%, from net sales of $758 million in 1994. This increase was largely the result of the improved performance of the Company's graphite electrode business. This increase was driven primarily by increases in the volume and price of graphite electrodes sold. An 11% increase in the volume of graphite electrodes sold brought volume to 217,000 metric tons in 1995 from 196,000 metric tons in 1994. Substantially all of the volume increase resulted from increased sales in Eastern Europe, the Asia Pacific region and the Middle East. This volume increase also reflected the negative impact on volume in 1994 from Customer Buy-Ins in late 1993 in anticipation of announced price increases which became effective on January 1, 1994. The average selling price per metric ton (in dollars and net of changes in currency exchange rates) of graphite electrodes sold increased 9% in 1995 as compared to 1994. Net sales of the Company's other products were $224 million, an increase of $36 million, or 19%, from net sales of $188 million in 1994. This increase was a result of higher demand and increased prices for these products. Net sales for the Company's products outside of the United States amounted to $615 million, or 68% of total net sales, in 1995.

     Gross profit in 1995 was $345 million, an increase of $102 million, or 42%, from gross profit of $243 million in 1994. Price and volume increases of graphite electrodes sold, as well as continued improvement in manufacturing efficiency, helped to increase gross margin for 1995 to 38% as compared to 32% for 1994.

     Operating profit in 1995 was $189 million (21% of net sales), an increase of $27 million, or 17%, from operating profit of $162 million (21% of net sales) in 1994. On a pro forma basis, as if the Recapitalization, the Initial Offering, the Redemption and the Refinancing had occurred on January 1, 1994, operating profit in 1995 would have been $214 million (24% of net sales and a 35% increase from 1994 operating profit, on such pro forma basis, of $158 million), excluding $18 million of non-recurring compensation expense due to the accelerated vesting of performance options and restricted matching stock in connection with the Initial Offering and $8 million of non-recurring costs related to the Recapitalization.

     Selling, administrative and other expenses increased 46% to $115 million in 1995 from $79 million in 1994. This increase was due primarily to $18 million in non-recurring compensation expense associated with the accelerated vesting of performance stock options and restricted matching stock in connection with the Initial Offering and $4 million associated with scheduled vesting of performance stock options, a $4 million increase in compensation expense for other variable compensation plans and a $4 million increase in other variable costs resulting from higher sales.

     Restructuring costs were $30 million in 1995 as compared to none in 1994. The restructuring costs consisted of fixed asset write-offs of $22 million and $8 million of related shutdown costs in connection with the Rationalization Project.

     Other (income) expense (net) was expense of $3 million in 1995 as compared to income of $5 million in 1994. The change was principally the result of a $6 million expense associated with a senior subordinated credit facility provided, but not used, in connection with the Recapitalization and a $4 million translation loss on dollar-denominated debt of the Company's foreign subsidiaries.

     Interest expense increased to $93 million in 1995 from $19 million in 1994. In 1995, the average outstanding total debt balance was $820 million and the average annual interest rate was 11.5% as compared to an average outstanding total debt balance of $254 million and an average annual interest rate of 7.4% in 1994. The increases were primarily the result of the Recapitalization.


     Provision for income taxes was $74 million in 1995 as compared to $37 million in 1994. The increase in income tax expense was primarily due to non-recurring taxes of approximately $37 million associated with the Recapitalization as a result of the repatriation to the United States of funds borrowed by foreign subsidiaries, partially offset by the effect of lower pre-tax income.

     Minority stockholders' share of income of the Company's Brazilian and Mexican subsidiaries decreased to $4 million in 1995 from $10 million in 1994 due to an increase in the Company's ownership of those subsidiaries. Substantially all of the minority interest of the Mexican subsidiary was purchased by the Company in May and July 1994 and substantially all of the minority interest of the Brazilian subsidiary was purchased by the Company in 1995. The Company's share of net income of EMSA increased to $7 million in 1995 from $4 million in 1994 due to an increase in EMSA's earnings.

     The Company recorded an extraordinary charge of $37 million related to early extinguishment of debt (net of tax benefit of $20 million) resulting from the prepayment in connection with the Recapitalization of $175 million of senior notes issued by UCAR in 1994, the Redemption and the Refinancing. The extraordinary charge consisted of a premium of $18 million paid on the redemption of the Subordinated Notes and the write-off of deferred debt issuance costs of $39 million.

     Net loss for 1995 totaled $12 million as compared with net income of $100 million in 1994. On a pro forma basis, as if the Recapitalization, the Initial Offering, the Redemption and the Refinancing had occurred on January 1, 1995, net income for 1995 would have been $91 million (after giving effect to $20 million in after tax restructuring costs relating to the Rationalization Project), an increase of 52% from net income, on such pro forma basis, of $60 million in 1994.

     The following table sets forth a summary of the results of operations for 1995, as adjusted for certain non-recurring expenses, taxes and costs:

                                                                                      OPERATING     NET
                                                                                       PROFIT      INCOME
                                                                                      ---------    ------
                                                                                          (DOLLARS IN
                                                                                           MILLIONS,
                                                                                       EXCEPT PER SHARE
                                                                                             DATA)
As reported in the Consolidated Financial Statements...............................     $ 189      $ (12)
Non-recurring expenses, taxes and costs:
  Compensation expense due to accelerated vesting of performance stock options and

     restricted matching stock in connection with the Initial Offering.............        18         12
  Senior subordinated credit facility expense and Long Term Incentive Compensation
     Plan payments in connection with the Recapitalization.........................         8          5
  Extraordinary charge for early extinguishment of debt............................        --         37
  Taxes associated with the Recapitalization.......................................        --         37
  Pro forma interest adjustment to give effect to the Recapitalization, the Initial
     Offering, the Redemption and the Refinancing as if they occurred on January 1,
     1995..........................................................................        (1)        12
                                                                                      ---------    ------
Pro forma operating profit/net income..............................................     $ 214      $  91
                                                                                      ---------    ------
                                                                                      ---------    ------
Pro forma net income per share.....................................................                $1.87
                                                                                                   ------
                                                                                                   ------

EFFECTS OF INFLATION

     In general, the Company's cost of sales is affected by the inflation in each country in which it has a manufacturing facility. During the past three years, the effects of inflation in the United States and foreign countries (except for hyperinflationary countries) have been offset by a combination of improved operating efficiency, improved pricing and permanent, on-going cost savings and, accordingly, have not been material to the Company. The Company maintains operations in Brazil and Mexico, countries which historically have had hyperinflationary economies. Through December 31, 1993, the financial statements of these foreign entities have been remeasured as if the respective functional currencies of the Brazilian and Mexican economic environments were the United States dollar. Accordingly, translation gains and losses were included in the Consolidated Statements of Operations. Foreign currency gains on debt and prior period tax liabilities were included in interest expense and provision for income taxes, respectively. Effective January 1, 1994, because of significant declines in the rate of inflation in Mexico, the Company changed its functional currency in Mexico to the Mexican peso. The reporting currency amounts at the date of the change were translated into the local currency at the then current exchange rates, and those amounts became the new functional currency accounting basis. Hyperinflation has not had a material effect on the Company's results of operations because the Company has been able to mitigate the effects of hyperinflation by increasing prices generally in line with inflation as well as through improved efficiency and cost savings.

     The cost of petroleum coke, a principal raw material used by the Company, and natural gas, which is used by the Company in its electrode and graphite specialties baking operations, may fluctuate widely for various reasons, including fuel shortages and cold weather. Changes in such costs have not been material to the Company during the past three years.


EFFECTS OF CHANGES IN CURRENCY EXCHANGE RATES

     The Company produces and sells its products in multiple currencies. In general, the Company's results of operations are affected by changes in currency exchange rates. Although such has not been the case in the past, such changes in the future could have a material effect on the Company's results of operations. The Company attempts to mitigate the effects of exchange rate changes by adjusting sales prices, in local currency (to the extent permitted by local market conditions), to maintain a dollar equivalent target price. In addition, the Company engages in hedging activities and uses various off-balance sheet financial instruments to manage exposure to general economic and specific financial market risks caused by currency exchange rate changes. The amount of forward exchange contracts used by the Company to minimize these risks was $350 million at December 31, 1996, $269 million at December 31, 1995 and $80 million at December 31, 1994.

     In connection with the Recapitalization, certain of the Company's foreign subsidiaries borrowed $343 million of dollar-denominated debt. In November 1995, the Company repatriated dollar-denominated debt of its Mexican subsidiary by replacing it with debt of Global. As a result of such repatriation and other principal payments, $189 million of dollar-denominated debt of the Company's foreign subsidiaries was outstanding at December 31, 1996. Changes in the exchange rates between the dollar and the currencies in the countries in which these subsidiaries are located result in foreign currency gains and losses that are reported in other (income) expense (net) in the Consolidated Statements of Operations. While changes in currency exchange rates have not materially affected the Company in the past, there can be no assurance that such changes will not have a material adverse effect on the Company at some future date. In November 1995, the Company's foreign subsidiaries with dollar-denominated debt entered into forward foreign currency contracts to protect against exchange rate changes. The amount of such contracts was $169 million at December 31, 1996 and $198 million at December 31, 1995. Premiums on the contracts are amortized over the life of the contracts, resulting in $4 million in charges which have been amortized to other (income) expense (net) over 1995 and 1996. The Company believes that the repatriation of the dollar-denominated debt from its Mexican subsidiary and such contracts substantially mitigate the Company's exposure to exchange rate changes related to such borrowings.

     During December 1994 and in 1995, the Mexican peso devalued substantially against the dollar. As a result of this devaluation, the stockholders' equity of the Company's Mexican subsidiary was reduced by $14 million and $5 million during December 1994 and in 1995, respectively. This reduction had no impact on the Company's results of operations because translation gains and losses are reported in the cumulative foreign currency translation adjustment component of stockholders' equity. The selling price of graphite electrodes sold in Mexican pesos increased by 215% from December 1994 through December 1995, partially offsetting the significant devaluation of the Mexican peso against the dollar. Approximately 38% of the Mexican subsidiary's sales are made outside Mexico in dollars. The Company's dollar earnings from such sales benefit to the extent that local costs become lower in dollar terms.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's sources of funds have consisted principally of invested capital, operating cash flow and debt financing from affiliates, banks and institutional investors. The Company's uses of those funds (other than for operations) have consisted principally of debt reduction, capital expenditures, distributions to stockholders (including the redemption and repurchases of common equity), acquisition of controlling interests in new companies or businesses and acquisition of minority stockholders' shares of consolidated subsidiaries.

Acquisitions have been and are expected to be, and repurchases under UCAR's stock repurchase program are expected to be, financed from existing cash balances, cash flow from operations, short-term borrowings and borrowings under the revolving credit facility, except that UCAR intends to finance the Blackstone Share Repurchase primarily from borrowings under its revolving credit facility.


     Debt Financing and Debt Reduction. Upon consummation of the Recapitalization, the Company established the Recapitalization Bank Facilities which provided for borrowings of up to $685 million, of which $585 million was used in connection with the Recapitalization. On October 19, 1995, the Company refinanced the Recapitalization Bank Facilities with the Senior Bank Facilities at more favorable interest rates and with more favorable covenants. After the Refinancing, the Senior Bank Facilities provided for borrowings of up to $620 million, of which $520 million was used in connection with the Refinancing and $100 million was available on a revolving credit basis for general corporate purposes. In 1995 and 1996, the Company voluntarily repaid an aggregate of $161 million and $55 million, respectively, of indebtedness under the Recapitalization Bank Facilities and the Senior Bank Facilities, which repayments were funded from available cash and cash flow from operations. Accordingly, the Company's next required installment payments for the tranche A facility and the tranche B term facility under the Senior Bank Facilities occur during 1998 and 2002, respectively. In connection with the Recapitalization, the Company, through Global, issued $375 million aggregate principal amount of Subordinated Notes, of which $175 million aggregate principal amount were redeemed with proceeds from the Initial Offering.



     At December 31, 1996, the Company had total debt of $635 million and a stockholders' deficit of $2 million as compared to $668 million and $167 million, respectively, at December 31, 1995. At December 31, 1996, cash and cash equivalents were $95 million as compared to $53 million at December 31, 1995. On March 19, 1997, the Senior Bank Facilities were amended to reduce the interest rates on amounts outstanding under the Senior Bank Facilities, to increase the amount available under the revolving credit facility to $250 million and to change the covenants to allow for more flexibility in uses of free cash flow for acquisitions, capital expenditures and stock repurchases.



     Although no assurance can be given that such will be the case, the Company believes that cash flow from operations combined with its revolving credit facility and existing cash balances will be adequate to meet debt service requirements, fund continued capital expenditures, allow for certain growth opportunities and meet working capital and general corporate needs. The acquisition of the remaining shares of EMSA will be financed with borrowings under the revolving credit facility.


     Inventory Levels and Working Capital. As a result of efficiencies achieved pursuant to the Company's restructuring and re-engineering projects, there has been improvement in managing inventory levels with respect to finished products, work in process, raw materials and supplies for a given level of forecasted sales. Inventory levels at any specified date are affected by increases in inventories of raw materials to meet anticipated increases in sales of finished products, Customer Buy-Ins in advance of announced price increases, changes in scheduled production by the Company to meet anticipated Customer Buy-Ins and other factors.

     The Company's working capital increased to $234 million at December 31, 1996 from $175 million at December 31, 1995, primarily as a result of a $40 million increase in inventory levels due principally to weaker than expected graphite electrode sales volume in Western Europe and an $11 million increase resulting from a change in accounting for LIFO inventories in the United States. Cash and cash equivalents were $42 million higher at December 31, 1996 than at December 31, 1995. Cash and cash equivalents increased due to cash flow from operations in excess of cash used for financing and investing activities. In addition, short-term debt increased by $22 million primarily due to the acquisition of UCAR Grafit.

     Capital Expenditures. Capital expenditures aggregated $62 million (including $4 million for the Rationalization Project) in 1996. The Company expects capital expenditures in 1997 to total approximately $75 million to $80 million (including approximately $11 million for the Focused Factory Project and the Technology Improvement Projects and $15 million for capital improvements relating to facilities of the Acquired Companies). In November 1996, UCAR's Board of Directors approved a project to modernize the Company's manufacturing facility in Caserta, Italy in order to reduce operating costs, improve product quality, improve working conditions and reduce emissions at a cost of approximately $21 million. Capital expenditures aggregated $65 million and $34 million in 1995 and 1994, respectively. Except for the Focused Factory Project, most of the Company's capital expenditures have been, and are expected to be, made to maintain existing facilities and equipment, achieve cost savings and improve operating efficiency.

     Capital expenditures for the Rationalization Project of $27 million to build new facilities and $4 million to pay costs to shut down old facilities were pre-funded under the Recapitalization Bank Facilities as part of the Recapitalization. During 1995, in connection with the Rationalization Project, the Company wrote-off fixed assets of $22 million and recorded $8 million of facility closing expenses and environmental clean-up costs.

     Cash Distributions and Restrictions on Dividends or Distributions. The Company made cash distributions to Union Carbide and Mitsubishi aggregating $84 million on September 30, 1994 and $10 million on January 20, 1995. On January 26, 1995, in connection with the Recapitalization, the Company repurchased and cancelled all of the common equity then held by Mitsubishi for $406 million and paid to Union Carbide a dividend of $347 million. In March 1995, Union Carbide and Mitsubishi refunded approximately $7 million of the $10 million distributed on January 20, 1995 as required by the Recapitalization Agreement.


     Under the Senior Bank Facilities as amended on March 19, 1997, Global and UCAR are generally permitted to pay dividends to their respective stockholders and to repurchase Common Stock only in an amount up to the greater of $15 million in any twelve-month period or a cumulative amount subsequent to March 19, 1997 equal to a specified percentage based on certain financial tests of adjusted cumulative consolidated net income subsequent to December 31, 1996. The Subordinated Note Indenture also limits the payment of dividends by Global to UCAR.


CHANGES IN ACCOUNTING PRINCIPLES

     Effective January 1, 1996, the Company changed its method of determining LIFO inventories. The new methodology provides specifically identified parameters for defining new items within the LIFO pool which the Company believes improves the accuracy of costing those items. The Company recorded income of $7 million (after related income taxes of $4 million) as the cumulative effect on prior years of this change in accounting for inventories. The new method of accounting resulted in charging lower inventory costs to cost of goods sold during 1996 which reduced cost of goods sold by $4 million (and increased net income by $2 million).

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ('SFAS') 123, 'Accounting for Stock-Based Compensation' which is effective for years beginning after December 15, 1995. SFAS 123 permits a fair value based method of accounting for employee stock compensation plans. It also allows a company to continue to use the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees' ('APB 25'). Companies electing to continue to use the accounting prescribed by APB 25 must make pro forma disclosures of net income and net income per share as if the fair value based method of accounting defined in SFAS 123 had been applied. The Company has elected to continue the accounting prescribed by APB 25. Accordingly, the adoption of SFAS 123 will have no effect on the Company with the exception of expanded disclosures required under SFAS 123.

COSTS RELATING TO PROTECTION OF THE ENVIRONMENT

     The Company has been and is subject to increasingly stringent environmental protection laws and regulations. In addition, the Company has an on-going commitment to rigorous internal environmental protection standards. Expenses relating to environmental protection were approximately $10 million, $15 million and $15 million in 1994, 1995 and 1996, respectively. Capital expenditures relating to environmental protection were approximately $5 million, $6 million and $14 million in 1994, 1995 and 1996, respectively.

                                   MANAGEMENT

     The following table sets forth certain information with respect to the executive officers and directors of UCAR.


       NAME                                           AGE*                        POSITION
---------------------------------------------------   ----   -----------------------------------------------------
Robert P. Krass....................................    60    Chairman of the Board, President and Chief Executive
                                                             Officer
Robert J. Hart.....................................    60    Vice President and General Manager (North and South
                                                             America)
Peter B. Mancino...................................    54    Vice President, General Counsel and Secretary
Maurice Marcellin..................................    62    Vice President and General Manager (Europe and South
                                                             Africa)
William P. Wiemels.................................    52    Vice President, Chief Financial Officer and Treasurer
Fred C. Wolf.......................................    52    Vice President, Administration and Strategic Projects
R. Eugene Cartledge................................    67    Director
John R. Hall.......................................    64    Director
Glenn H. Hutchins..................................    41    Director
Robert D. Kennedy..................................    64    Director
Howard A. Lipson...................................    33    Director
Peter G. Peterson..................................    70    Director
Stephen A. Schwarzman..............................    50    Director


------------------
* As of February 28, 1997

     The business experience of each of the executive officers and directors is set forth below. Following the Offering, Messrs. Hutchins, Lipson, Peterson and Schwarzman will resign as directors.

     Robert P. Krass was elected director and Chairman of the Board of UCAR in connection with the Recapitalization. Mr. Krass joined Union Carbide in 1963 and held various sales and management positions in the United States and Europe, including Director of Marketing, Europe, of the Carbon Products Division and Managing Director of the Division's business in the United Kingdom. He was Vice President, Marketing, of the Electrode Systems Division from 1983 to 1986. In 1987, Mr. Krass became President of the Carbon Products Division and Vice President of Union Carbide. He has been President of the Company since 1989 and Chief Executive Officer of the Company since 1991. Mr. Krass is a member of the Nominating Committee of UCAR's Board of Directors.


     Robert J. Hart joined Union Carbide in 1961 and held various manufacturing and marketing positions in the Carbon Products Division in the United States, Europe and South America. In 1986, he returned from South America to the United States as Vice President and General Manager of the Carbon Products Division, first for the Pan American and South African regions and later worldwide. He has been Vice President and General Manager, North and South America, of the Company since 1991.

     Peter B. Mancino joined the Law Department of Union Carbide in 1975 and became Division Counsel of the Industrial Gases and Carbon Products Divisions in 1980. In 1989, he became General Counsel of the Company. Mr. Mancino has been a Vice President and the Secretary of the Company since 1991.

     Maurice Marcellin joined Union Carbide in 1962 and held various positions in the Carbon Products Division in Europe. He has been Vice President and General Manager, Europe and South Africa, of the Company since 1991.

     William P. Wiemels joined Union Carbide in 1967 and held various technical, sales and marketing positions in the Carbon Products Division in the United States and Europe. He became Director of Marketing in Europe in 1986 and Director of Technology of the Company in 1989. Mr. Wiemels was Vice President, U.S.A. Operations, of the Company from 1991 to 1994 and has been Vice President, Chief Financial Officer and Treasurer of the Company since 1994.

     Fred C. Wolf joined Union Carbide in 1967 and held various financial and management positions in the Carbon Products Division until 1979. From 1979 to 1985, he held various finance and business positions in the Industrial Gases and Engineering Products and Processes Divisions. He returned to the Carbon Products Division in 1985 as Controller and was a Vice President of the Division from 1986 to 1989. He has been Vice President, Administration and Strategic Projects, of the Company since 1990.

     R. Eugene Cartledge was elected director of UCAR in February 1996. From 1986 until his retirement in 1994, he was the Chairman of the Board and Chief Executive Officer of Union Camp Corporation, where he had served in various sales and management capacities since 1956. Mr. Cartledge is Chairman of the Board of Savannah Foods and Industries, Inc. and a director of Union Camp Corporation, Chase Brass Industries, Inc., Sun Company, Inc., Delta Air Lines, Inc., and Blount, Inc. Mr. Cartledge is Chairman of the Nominating Committee and a member of the Audit Committee of UCAR's Board of Directors.

     John R. Hall was elected director of UCAR in November 1995. He retired as Chairman effective January 31, 1997 and as Chief Executive Officer effective October 1, 1996 of Ashland Inc., which positions he held since 1981. Mr. Hall served in various engineering and managerial capacities at Ashland Inc. since 1957. Mr. Hall is a director of Banc One Corporation, Canada Life Assurance Company, CSX Corporation, Humana Inc. and Reynolds Metals Company. Mr. Hall is

Chairman of the Organization and Compensation Committee and a member of the Audit Committee of UCAR's Board of Directors.

     Glenn H. Hutchins was elected director of UCAR in connection with the Recapitalization. He is a member of Blackstone Group Holdings L.L.C. Mr. Hutchins joined The Blackstone Group L.P. in September 1994. Mr. Hutchins was a Managing Director of Thomas H. Lee Co. from 1987 until 1994 and, while on leave from Thomas H. Lee Co. during parts of 1993 and 1994, was a Special Advisor in the White House. Mr. Hutchins is a director of Haynes International Inc. Mr. Hutchins is a member of the Nominating and Organization and Compensation Committees of UCAR's Board of Directors.

     Robert D. Kennedy was elected director of the Company in June 1990. He joined Union Carbide in 1955 and held various marketing and management positions in the United States and Europe. He was Senior Vice President of Union Carbide from 1981 to 1985. In 1985, Mr. Kennedy was elected a director and President of Union Carbide. In 1986, he was elected Chief Executive Officer and Chairman of the Board of Union Carbide. Mr. Kennedy retired as Chief Executive Officer and President of Union Carbide in April 1995 and as Chairman of the Board (but not as a director) of Union Carbide in December 1995. Mr. Kennedy is also a director of Union Camp Corporation, Sun Company, Inc., Birmingham Steel Corp., KMart Corp. and General Signal Corp. Mr. Kennedy is Chairman of the Audit Committee and a member of the Organization and Compensation Committee of UCAR's Board of Directors.

     Howard A. Lipson was elected director of UCAR in connection with the Recapitalization. Mr. Lipson is a member of Blackstone Group Holdings L.L.C. Mr. Lipson was a Managing Director from 1994 to 1995, was a Vice President from 1991 to 1994 and joined The Blackstone Group L.P. in 1988. Mr. Lipson is a director of Volume Services, Inc., Prime Succession Inc., Ritvik Holdings, Inc., AMF Group, Inc., Rose Hills, Inc. and Transtar Holdings, L.P. Mr. Lipson is a member of the Organization and Compensation Committee of UCAR's Board of Directors..

     Peter G. Peterson was elected director of UCAR in connection with the Recapitalization. He is a Co-Founder and has served as Chairman of The Blackstone Group L.P. since 1985. Mr. Peterson is also a director of Sony Corporation, Transtar Holdings L.P. and the Federal Reserve Bank of New York.


     Stephen A. Schwarzman was elected director of UCAR in connection with the Recapitalization. He is a Co-Founder and has served as President and Chief Executive Officer of The Blackstone Group L.P. since 1985. Mr. Schwarzman is also a director of Great Lakes Dredge & Dock Corporation, Transtar, Inc., Collins & Aikman Corporation and Volume Services, Inc.

                              SELLING STOCKHOLDERS


     The following table sets forth the number and percentage, as of February 28, 1997, of outstanding shares of Common Stock owned beneficially by the Selling Stockholders before the Offering, the number of Shares to be sold by the Selling Stockholders in the Offering and the percentage, as of February 28, 1997, of outstanding shares of Common Stock to be beneficially owned by the Selling Stockholders after the Offering and the Blackstone Share Repurchase. With respect to shares held by BFIP and shares held by BCP and BOCP allocable to the general partner thereof, 1,033,485 of such shares (the 'Principal Retained Interest') will be retained for subsequent distribution to and/or sale by or for the account of the indirect owners of such shares. With respect to shares held by BCP and BOCP allocable to their limited partners, certain of such limited partners have elected to retain an aggregate of 392,673 of their respective allocated shares in lieu of having such shares sold in the Offering (the 'Limited Partner Retained Interest' and, together with the Principal Retained Interest, the 'Retained Interest'). The Retained Interest constitutes approximately 3.1% of the outstanding Common Stock.



                                                                           PERCENTAGE OF OUTSTANDING SHARES
                                                                ------------------------------------------------------
                                     NUMBER           SHARES                                        AFTER OFFERING AND
     NAME AND ADDRESS OF            OF SHARES         TO BE                  BEFORE                     BLACKSTONE
       BENEFICIAL OWNER          BEFORE OFFERING       SOLD                 OFFERING                 SHARE REPURCHASE
------------------------------   ---------------    ----------  --------------------------------    ------------------
Blackstone Management               9,137,385(b)     7,700,958(c)               19.5%(b)                    0.0%(d)
  Associates II LLC
  ('BMA II')(a) ..............
  345 Park Avenue
  New York, NY 10154
Glenn H. Hutchins(b)(e)(f)....      9,137,385           --                    19.5%                      *
Howard A. Lipson(b)(e)(f).....      9,137,385           --                    19.5%                      *
Peter G. Peterson(b)(e)(f)....      9,137,385           --                    19.5%                      *
Stephen A.                          9,137,385           --                    19.5%                      *
  Schwarzman(b)(e)(f).........


------------------
 (a) BMA II, as the general partner of each of BCP, BOCP and BFIP, exercises voting and dispositive power with respect to the shares beneficially owned by Blackstone.
 (b) 9,137,385 shares, or 19.5%, of the outstanding shares (before the Offering) are held collectively by BCP, BOCP and BFIP. BCP, BOCP and BFIP may be deemed beneficially to own 9,969,919 shares, or 21.3%, of the outstanding shares (before the Offering), collectively, due to (i) an agreement between Blackstone and Chase Equity Associates, L.P. pursuant to which Chase Equity

     Associates, L.P. has agreed to vote its shares in the same manner as Blackstone votes its shares and (ii) agreements between Blackstone and certain members of management pursuant to which they have agreed to vote their shares in the same manner as Blackstone votes its shares, all of which agreements are expected to terminate upon the closing of the Offering.
 (c) Assumes that the over-allotment option is exercised in full and gives effect to the Blackstone Share Repurchase.

 (d) Assumes that the over-allotment option is exercised in full and excludes the Retained Interest. If the over-allotment option is not exercised, approximately 1.3% of the outstanding shares of Common Stock would be owned by Blackstone after the Offering, excluding the Retained Interest.

 (e) Each such person's business address is c/o The Blackstone Group L.P., 345 Park Avenue, New York, NY 10154.
 (f) Messrs. Peterson, Schwarzman, Hutchins and Lipson are members of the general partner of each of BCP, BOCP and BFIP. Beneficial ownership of shares by such four individuals (before the Offering) includes the shares beneficially owned by each of BCP, BOCP and BFIP, and each of such persons disclaims beneficial ownership of such shares.
   * Represents such person's allocable share of the Principal Retained Interest, which in each case will represent less than 1% of the outstanding shares.


     UCAR, Blackstone and Chase Equity Associates, L.P. are parties to an Amended and Restated Stockholders' Agreement (the 'Stockholders' Agreement') which granted certain registration rights, restricted certain transactions between UCAR and Blackstone, contained certain transfer restrictions, granted certain 'tag-along' and 'drag-along' rights and provided for certain rights and obligations relating to voting shares of Common Stock held by Chase Equity Associates, L.P. UCAR currently pays a monitoring fee of approximately $1 million per year to Blackstone as permitted by the Stockholders' Agreement. It is expected that, in connection with the closing of the Offering and the Blackstone Share Repurchase, such payments and all provisions of the Stockholders' Agreement will terminate other than the provisions relating to certain registration rights and indemnification and reimbursement of expenses in connection with registration rights and monitoring services. Under the Stockholders' Agreement, UCAR has agreed to indemnify the Selling Stockholders against certain liabilities, including civil liabilities under the Securities Act.



     Pursuant to a Stock Repurchase Agreement dated April 2, 1997 among UCAR, BCP, BOCP, BFIP and Chase Equity Associates, L.P. (the 'Repurchase Agreement'), UCAR has agreed to repurchase from Blackstone an aggregate of 1,300,000 shares of Common Stock upon the closing of the Offering at the same price per share at which the Shares are sold to the U.S. Underwriters and the Managers in the Offering, which repurchase will constitute a part of UCAR's previously announced stock repurchase program. The obligation to consummate such repurchase is conditioned on the closing of the Offering and will terminate if the Offering does not close on or before April 30, 1997.

     In connection with the Recapitalization, certain members of management entered into agreements with UCAR and UCAR adopted a stock option plan and an equity ownership program structured with the advice of Blackstone. These agreements, plan and program contained certain 'holdback' provisions, provided for certain 'drag-along' and 'tag-along' rights, granted certain registration rights, contained certain transfer restrictions, provided for certain tax assistance loans and related collateralization arrangements and provided for certain rights and obligations relating to voting shares of Common Stock held by certain members of management. In connection with the closing of the Offering and the Blackstone Share Repurchase, such provisions will terminate pursuant to their terms or pursuant to the Repurchase Agreement, other than those related to loan collateralization which shall be modified to release UCAR securities constituting such collateral to the extent the value of such collateral exceeds the principal amounts of such loans.


      CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

     A general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to Non-U.S. Holders (as defined) of Common Stock is set forth below. In general, a 'Non-U.S. Holder' is a person other than: (i) a citizen or resident (as defined for United States federal income or estate tax purposes, as the case may be) of the United States; (ii) a corporation organized in or under the laws of the United States or a political subdivision thereof; or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source. The discussion is based on current law and is provided for general information only. The discussion does not address aspects of United States federal taxation other than income and estate taxation and does not address all aspects of federal income and estate taxation. The discussion does not consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder and does not address all aspects of United States federal income tax law that may be relevant to Non-U.S. Holders that may be subject to special treatment under such law (for example, insurance companies, tax-exempt organizations, financial institutions or broker-dealers). ACCORDINGLY, PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-U.S. CURRENT AND POSSIBLE FUTURE INCOME AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF COMMON STOCK.

DIVIDENDS

     In general, the gross amount of dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or any lower rate prescribed by an applicable tax treaty) unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. In determining the applicability of a tax treaty that provides for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current regulations of the Treasury Department to be paid to a resident of that country. Under proposed Treasury regulations, however, a Non-U.S. Holder would be required to file certain forms in order to claim the benefit of an applicable treaty rate. Dividends effectively connected with a trade or business carried on by a Non-U.S. Holder within the United States will generally not be subject to withholding (if the Non-U.S. Holder properly files Internal Revenue Service Form 4224 with the payor of the dividend) and will generally be subject to United States federal income tax at ordinary federal income tax rates. Effectively connected dividends may be subject to different treatment under an applicable tax treaty depending on whether such dividends are attributable to a permanent establishment of the Non-U.S. Holder in the United States. In the case of a Non-U.S. Holder which is a corporation, effectively connected income may be subject to the branch profits tax (which is generally imposed on a foreign corporation at a rate of 30% of the deemed repatriation from the United States of 'effectively connected earnings and profits') except to the extent that an applicable tax treaty provides otherwise. A Non-U.S. Holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

SALE OF COMMON STOCK

     Generally, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the disposition of his Common Stock unless:
(i) UCAR has been, is, or becomes a 'U.S. real property holding corporation' for federal income tax purposes and certain other requirements are met; (ii) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder (or by a partnership, trust or estate in which the Non-U.S. Holder is a partner or beneficiary) within the United States; or (iii) the Common Stock is disposed of by an individual Non-U.S. Holder, who holds the Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, and the gains are considered derived from sources within the United States. UCAR believes that it has not been, is not currently and, based upon its current business plans, is not likely to become a U.S. real property holding corporation. A Non-U.S. Holder also may be subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates. Non-U.S. Holders should consult applicable treaties, which may exempt from United States taxation gains realized upon the disposition of Common Stock in certain cases.

ESTATE TAX

     Common Stock owned or treated as owned by an individual Non-U.S. Holder at the time of death will be includible in the individual's gross estate for United States federal estate tax purposes, unless an applicable treaty provides otherwise, and may be subject to United States federal estate tax.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     UCAR must report annually to the Internal Revenue Service and to Non-U.S. Holders the amount of dividends paid to, and the tax withheld with respect to,

each Non-U.S. Holder. These information reporting requirements apply regardless of whether withholding was reduced by an applicable tax treaty or if withholding was not required because the dividends were effectively connected with a trade or business in the United States of the Non-U.S. Holder. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities in the country in which the Non-U.S. Holder resides or is established. Under current law, United States backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting and backup withholding rules) generally will not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States, absent actual knowledge by the payor that the payee is not a Non-U.S. Holder or to dividends paid to Non-U.S. Holders that are either subject to the U.S. withholding tax (whether at 30% or a reduced treaty rate) or that are exempt from such withholding because such dividends constitute effectively connected income. Under proposed United States Treasury regulations not currently in effect, however, a Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met. Backup withholding and information reporting generally will apply to dividends paid on Common Stock to a Non-U.S. Holder at an address inside the United States unless such Non-U.S. Holder owner, under penalties of perjury, certifies, among other things, its status as a Non-U.S. Holder or otherwise establishes an exemption.

     The payment of the proceeds from the disposition of Common Stock to or through the United States office of a broker will be subject to information reporting and backup withholding unless the owner certifies its foreign status as described above or otherwise establishes an exemption. The payment of the proceeds from the disposition of Common Stock to or through a foreign office of a non-United States broker will not be subject to backup withholding and generally will not be subject to information reporting. Unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and certain conditions are met or the holder otherwise establishes an exemption, information reporting generally will apply to dispositions through (a) a non-United States office of a United States broker and (b) a non-United States office of a non-United States broker that is either a 'controlled foreign corporation' for United States federal income tax purposes or a person 50% or more of whose gross income from all sources for a three year testing period was effectively connected with a United States trade or business.

     The backup withholding and information reporting rules are currently under review by the Treasury Department and their application to the Common Stock is subject to change.

     Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder would be allowed as a credit against such Non-U.S. Holder's United States federal income tax and any amounts withheld in excess of such Non-U.S. Holder's United States federal income tax liability would be refunded, provided that required information is furnished to the Internal Revenue Service.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting
Agreement dated             , 1997 (the 'U.S. Underwriting Agreement') among
UCAR, the Selling Stockholders and the underwriters named below (the 'U.S. Underwriters'), the U.S. Underwriters have severally but not jointly agreed to purchase from the Selling Stockholders the following respective numbers of U.S. Shares as set forth opposite their names:


                                                                                              NUMBER OF
                                     U.S. UNDERWRITER                                        U.S. SHARES
------------------------------------------------------------------------------------------   -----------
Credit Suisse First Boston Corporation....................................................    1,081,668
Dillon, Read & Co. Inc....................................................................      465,000
Goldman, Sachs & Co.......................................................................    1,081,666
Merrill Lynch, Pierce, Fenner & Smith
       Incorporated.......................................................................    1,081,666
PaineWebber Incorporated..................................................................      465,000
The Nikko Securities Co. International, Inc...............................................      465,000
                                                                                             -----------
       Total..............................................................................    4,640,000
                                                                                             -----------
                                                                                             -----------


     The U.S. Underwriting Agreement provides that the obligations of the U.S. Underwriters are subject to certain conditions precedent and that the U.S. Underwriters will be obligated to purchase all of such U.S. Shares offered hereby (other than those covered by the over-allotment option described below) if any are purchased. The U.S. Underwriting Agreement provides that, in the event of a default by a U.S. Underwriter in certain circumstances, the purchase commitments of non-defaulting Underwriters may be increased or the U.S. Underwriting Agreement may be terminated.

     UCAR and the Selling Stockholders have entered into a Subscription Agreement (the 'Subscription Agreement') with the Managers of the International Offering (the 'Managers') providing for the concurrent offer and sale of the International Shares outside the United States and Canada. The closing of the U.S. Offering is a condition to the closing of the International Offering and vice versa.


     Blackstone has granted to the U.S. Underwriters and the Managers an option, exercisable by Credit Suisse First Boston Corporation on behalf of the U.S. Underwriters and the Managers, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to an additional 611,227 shares of Common Stock (the 'Option Shares') from them at the initial public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. The U.S. Underwriters and the Managers may exercise the option only to cover over-allotments in the sale of the Shares, including the sale of the International Shares. To the extent that the option to purchase is exercised, each U.S. Underwriter and each Manager will become obligated, subject to certain conditions, to purchase approximately the same percentage of Option Shares as the number set forth next to such U.S. Underwriter's name in the preceding table and as the number set forth next to such Manager's name in the corresponding table in the prospectus relating to the International Offering bears to the total number of Shares in such tables.


     UCAR and the Selling Stockholders have been advised by Credit Suisse First Boston Corporation, on behalf of the U.S. Underwriters, that the U.S. Underwriters propose to offer the U.S. Shares in the United States and Canada to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of $.85 per share and that the U.S. Underwriters and such dealers may allow a discount of $.10 per share on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount to dealers may be changed by the U.S. Underwriters.

     The public offering price, the aggregate underwriting discounts and commissions per share and per share concession and discount to dealers for the U.S. Offering and the International Offering will be identical. Pursuant to an Agreement between the U.S. Underwriters and the Managers (the 'Intersyndicate Agreement') relating to the Offering, changes in the public offering price, concession and discount to dealers will be made only upon the mutual agreement of Credit Suisse First Boston Corporation, on behalf of the U.S. Underwriters, and Credit Suisse First Boston (Europe) Limited ('CSFBL'), on behalf of the Managers.

     Pursuant to the Intersyndicate Agreement, each of the U.S. Underwriters has agreed that, as part of the distribution of the U.S. Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock to any person outside the United States or Canada or to any other dealer who does not so agree. Each of the Managers has agreed or will agree that, as part of the distribution of the International Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock to any person in the United States or Canada or to any other dealer who does not so agree. These limitations do not apply to stabilization transactions or to transactions between the U.S. Underwriters and the Managers pursuant to the Intersyndicate Agreement. As used herein, 'United States' means the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction, 'Canada' means Canada, its provinces, territories, possessions and other areas subject to its jurisdiction, and an offer or sale shall be in the United States or Canada if it is made to (i) an individual resident in the United States or Canada or (ii) a corporation, partnership, pension, profit-sharing or other trust or other entity (including any such entity acting as an investment adviser with discretionary authority) whose office most directly involved with the purchase is located in the United States or Canada.

     Pursuant to the Intersyndicate Agreement, sales may be made between the U.S. Underwriters and the Managers of such number of Shares as may be mutually agreed. The price of any Shares so sold shall be the public offering price, less such amount as may be mutually agreed upon by Credit Suisse First Boston Corporation, on behalf of the U.S. Underwriters, and CSFBL, on behalf of the Managers, but not exceeding the selling concession applicable to such Shares. To the extent there are sales between the U.S. Underwriters and the Managers pursuant to the Intersyndicate Agreement, the number of Shares initially available for sale by the U.S. Underwriters or by the Managers may be more or less than the amount appearing on the cover page of this Prospectus. Neither the U.S. Underwriters nor the Managers are obligated to purchase from the other any unsold Shares.

     This Prospectus may be used by underwriters and dealers in connection with sales of International Shares to persons located in the United States, to the extent such sales are permitted by the contractual limitations on sales described above.

     UCAR, certain of its executive officers and directors and Blackstone have agreed that none of them will, directly or indirectly, offer, sell, announce its intention to sell, contract to sell, pledge, hypothecate, grant any option to purchase or otherwise dispose of, and UCAR has agreed that it will not file with the Commission a registration statement under the Securities Act relating to, any shares of Common Stock or securities convertible or exchangeable into or exercisable for any shares of Common Stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days, in the case of UCAR, and 45 days, in the case of Blackstone and certain of UCAR's directors and executive officers, after the date of this Prospectus, subject to certain limited exceptions.

     UCAR and the Selling Stockholders have agreed to indemnify the U.S. Underwriters and the Managers against certain liabilities, including civil liabilities under the Securities Act, and to contribute to payments that the U.S. Underwriters and the Managers may be required to make in respect thereof.

     Credit Suisse First Boston Corporation, on behalf of the U.S. Underwriters and the Managers, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase shares of Common Stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit Credit Suisse First Boston Corporation, on behalf of the U.S. Underwriters and the Managers, to reclaim a selling concession from a dealer when the Shares originally sold by such dealer are purchased in a syndicate covering transaction to cover syndicate short positions. Such over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of shares of Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

     Certain of the U.S. Underwriters have provided certain financial advisory and investment banking services to the Company and Blackstone in the past. Credit Suisse First Boston Corporation was the placement agent for the private placement by UCAR of senior notes in June 1994, Credit Suisse First Boston Corporation and Goldman, Sachs & Co. were underwriters for the offering by Global of the Subordinated Notes in January 1995 and certain of the U.S. Underwriters and the Managers were underwriters, managing underwriters or managers for the Initial Offering and the Secondary Offering, for which in each case they received customary underwriting discounts and commissions. Credit Suisse First Boston Corporation and Goldman, Sachs & Co. are market-makers with respect to the Subordinated Notes and, at the time of the Redemption, may have been the beneficial owner of Subordinated Notes, some of which may have been redeemed.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the Shares in Canada is being made only on a private placement basis exempt from the requirements that a prospectus be prepared and filed with the securities regulatory authorities in each province where trades of the Shares are effected. Accordingly, any resale of the Shares in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Shares.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of Shares in Canada who receives a purchase confirmation will be deemed to represent to UCAR, the Selling Stockholders and the dealer from whom such purchase confirmation is received that such purchaser or any ultimate purchaser for which such initial purchaser is acting as agent (i) is entitled under applicable provincial securities laws to purchase such Shares without the benefit of a prospectus qualified under such securities laws and pursuant to registration exemptions under such securities laws other than in Ontario, (ii) where required by law, that such purchaser is purchasing as principal and not as agent and (iii) such purchaser has reviewed the text above under 'Resale Restrictions.' Such purchaser will also be deemed to represent (i) if in Ontario and purchasing from a person registered with the Ontario Securities Commission as an international dealer, that such person is a 'designated institution' within the meaning of Section 204 of the Regulation to the Securities Act (Ontario), (ii) if in Quebec, and purchasing from a person other than a dealer with an unlimited registration pursuant to the Securities Act (Quebec), that such purchaser is a 'sophisticated purchaser' within the meaning of Section 44 of the Securities Act (Quebec), (iii) if in Alberta, that such purchaser is purchasing Shares with the benefit of the prospectus exemption provided by Section 107(1) of the Securities Act (Alberta) and (iv) if in Manitoba, that such purchaser is not an individual. Such purchaser will also be agreeing that it is such purchaser's express wish that all documents evidencing or relating in any way to the sale of Shares be written in the English language only. Chaque acuereur de valeurs mobileres reconnaitra par les presentes et en accusant reception de la confirmation de sa souscription, avoir expressement exige que tous les documents attestant la vente des valeurs mobilieres ou s'y rapportant de quelque maniere que ce soit soient rediges uniquement en anglais.

RIGHTS OF ACTION AND ENFORCEMENT

     The securities offered hereby are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by
Section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the federal securities laws of the United States. Prospective purchasers are advised to consult their own legal advisers as to which, or whether, any of such rights of action under the civil liability provisions of the federal securities laws of the United States are available to them.

     All of the issuer's directors and officers as well as the experts named herein and the Selling Stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer, such persons or the Selling Stockholders. All or a substantial portion of the assets of the issuer, such persons and the Selling Stockholders may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer, such persons or the Selling Stockholders in Canada or to enforce a judgment obtained in Canadian courts against the issuer, such persons or the Selling Stockholders outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of Shares to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Shares purchased by such purchaser pursuant to the Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from UCAR. Only one such report must be filed in respect of Shares purchased on the same date and under the same prospectus exemption.

TAX CONSIDERATIONS


     Prospective purchasers of Shares should consult their own tax advisers with respect to the Canadian and other tax considerations applicable to their individual circumstances.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Shares will be passed upon for UCAR by Kelley Drye & Warren LLP, New York, New York and Stamford, Connecticut. Certain legal matters with respect to the Offering will be passed upon for the Selling Stockholders by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. The U.S. Underwriters have been represented by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The Consolidated Financial Statements of the Company at December 31, 1995 and 1996 and for each of the years in the three year period ended December 31, 1996, which are included in UCAR's Annual Report on Form 10-K for the year ended December 31, 1996, have been incorporated by reference in this Prospectus and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, which is incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

     The report of KPMG Peat Marwick LLP refers to a change in 1996 in the Company's method of determining LIFO inventories.

            ------------------------------------------------------
            ------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY U.S. UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                  ---------
Available Information...........................          2
Incorporation of Documents by Reference.........          2
Summary.........................................          4
Risk Factors....................................         11
The Company.....................................         15
Price Range of Common Stock and
  Dividend Policy...............................         16
Use of Proceeds.................................         16
Capitalization..................................         17
Selected Consolidated Financial Data............         18
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.................................         20
Management......................................         28
Selling Stockholders............................         30
Certain United States Tax Consequences to
  Non-United States Holders.....................         31
Underwriting....................................         33
Notice to Canadian Residents....................         35
Legal Matters...................................         36
Experts.........................................         36

            ------------------------------------------------------
            ------------------------------------------------------

            ------------------------------------------------------
            ------------------------------------------------------


                            UCAR INTERNATIONAL INC.


                                5,800,000 Shares
                                  Common Stock
                                ($.01 par value)


                                   PROSPECTUS

                           CREDIT SUISSE FIRST BOSTON
                            DILLON, READ & CO. INC.
                              GOLDMAN, SACHS & CO.
                              MERRILL LYNCH & CO.
                            PAINEWEBBER INCORPORATED
                            THE NIKKO SECURITIES CO.
                              INTERNATIONAL, INC.

            ------------------------------------------------------
            ------------------------------------------------------

                                5,800,000 Shares


[LOGO]

                            UCAR INTERNATIONAL INC.

                                  COMMON STOCK
                                ($.01 par value)

                               ------------------


All 5,800,000 shares of common stock, par value $.01 per share ('Common Stock'), of UCAR International Inc. ('UCAR') being sold (the 'Shares') are being sold by Blackstone Capital Partners II Merchant Banking Fund L.P. ('BCP'), Blackstone
 Offshore Capital Partners II L.P. ('BOCP') and Blackstone Family Investment
  Partnership II L.P. ('BFIP' and, together with BCP and BOCP, 'Blackstone'
    or the 'Selling Stockholders'). See 'Selling Stockholders.' UCAR will repurchase 1,300,000 shares of Common Stock from Blackstone (the 'Blackstone Share Repurchase') upon the closing of the Offering (as defined below), which repurchase will constitute part of UCAR's previously announced stock repurchase program. See 'Summary--Recent
         Developments.' Following the closing of the Offering and the
       Blackstone Share Repurchase and excluding the Retained Interest
        (as defined under 'Selling Stockholders'), Blackstone will own
              1.3% of the outstanding Common Stock (0.0%, if the
          over-allotment option is exercIsed in full). The Retained
        Interest will constitute 3.1% of the outstanding Common Stock.
           See 'Risk Factors--Shares Eligible For Future Sale' and
           'Selling Stockholders.' UCAR will not receive any of the proceeds from the sale of the Shares.



 Of the 5,800,000 shares of Common Stock being offered, 1,160,000 shares (the 'International Shares') are initially being offered outside the United States and Canada by the Managers (the 'International Offering') and 4,640,000
    shares (the 'U.S. Shares') are initially being concurrently offered in the United States and Canada by the U.S. Underwriters (the 'U.S.

         Offering' and, together with the International Offering, the
        'Offering'). The offering price and underwriting discounts and commissions of the International Offering and the U.S. Offering
                                are identical.



 The Common Stock is listed on the New York Stock Exchange (the 'NYSE') under the symbol 'UCR.' On April 2, 1997, the last reported sale price of the Common Stock on the NYSE was $38.00.



FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH
 AN INVESTMENT IN THE COMMON STOCK, SEE 'RISK FACTORS' BEGINNING ON PAGE 11.


 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                                                                  UNDERWRITING      PROCEEDS TO
                                                                    PRICE TO     DISCOUNTS AND        SELLING
                                                                     PUBLIC       COMMISSIONS     STOCKHOLDERS(1)
                                                                 --------------  --------------  ------------------
Per Share......................................................    $38.00          $1.425            $36.575

Total(2).......................................................    $220,400,000    $8,265,000        $212,135,000


(1) Before deduction of expenses payable by UCAR estimated at $800,000.


(2) Blackstone has granted the Managers and the U.S. Underwriters an option, exercisable by Credit Suisse First Boston Corporation for 30 days from the date of this Prospectus, to purchase a maximum of 611,227 additional shares of Common Stock solely to cover over-allotments of Shares. If the option is exercised in full, the total Price to Public will be $243,626,626, Underwriting Discounts and Commissions will be $9,135,998, and Proceeds to Selling Stockholders will be $234,490,628.


    The International Shares are offered by the several Managers when, as and if delivered to and accepted by the Managers and subject to their right to reject orders in whole or in part. It is expected that the International Shares will be ready for delivery on or about April 8, 1997, against payment in immediately available funds.

                           CREDIT SUISSE FIRST BOSTON


DILLON, READ & CO. INC.                              GOLDMAN SACHS INTERNATIONAL

MERRILL LYNCH INTERNATIONAL                            PAINEWEBBER INTERNATIONAL

                                NIKKO EUROPE PLC

                         Prospectus dated April 3, 1997.

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY MANAGER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

     IN THIS PROSPECTUS, REFERENCES TO 'DOLLARS' AND '$' ARE TO UNITED STATES DOLLARS.

IN CONNECTION WITH THE OFFERING, CREDIT SUISSE FIRST BOSTON CORPORATION, ON BEHALF OF THE MANAGERS AND U.S. UNDERWRITERS, MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE 'SUBSCRIPTION AND SALE.'

THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING
OF SECTION 27A OF THE SECURITIES ACT AND SECTION 21E OF THE EXCHANGE ACT. ACTUAL RESULTS, EVENTS OR CIRCUMSTANCES COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN SUCH STATEMENTS DUE TO VARIOUS FACTORS. SUCH FACTORS
INCLUDE THE POSSIBILITY THAT ANNOUNCED ADDITIONS TO ELECTRIC ARC FURNACE
STEEL PRODUCTION CAPACITY MAY NOT OCCUR, INCREASED ELECTRIC ARC FURNACE
STEEL PRODUCTION MAY NOT OCCUR OR RESULT IN INCREASED DEMAND OR HIGHER
PRICES FOR GRAPHITE ELECTRODES, ACQUIRED MANUFACTURING CAPACITY MAY NOT
BE FULLY UTILIZED, TECHNOLOGICAL ADVANCES EXPECTED BY THE COMPANY MAY
NOT BE ACHIEVED, CHANGING ECONOMIC AND COMPETITIVE CONDITIONS, OTHER TECHNOLOGICAL DEVELOPMENTS AND OTHER RISKS AND UNCERTAINTIES, INCLUDING
THOSE SET FORTH OR INCORPORATED BY REFERENCE HEREIN.

                               TABLE OF CONTENTS

                                                                                                              PAGE
                                                                                                              ----
Available Information......................................................................................     3
Incorporation of Documents by Reference....................................................................     3
Summary....................................................................................................     4
Risk Factors...............................................................................................    11
The Company................................................................................................    15
Price Range of Common Stock and Dividend Policy............................................................    16
Use of Proceeds............................................................................................    16
Capitalization.............................................................................................    17
Selected Consolidated Financial Data.......................................................................    18
Management's Discussion and Analysis of Financial Condition and Results of Operations......................    20

Management.................................................................................................    28
Selling Stockholders.......................................................................................    30
Certain United States Tax Consequences to Non-United States Holders........................................    31
Subscription and Sale......................................................................................    33
Legal Matters..............................................................................................    35
Experts....................................................................................................    35

                             AVAILABLE INFORMATION

     UCAR is subject to the informational requirements of the Securities Exchange Act of 1934 (the 'Exchange Act') and, in accordance therewith, files reports, proxy and information statements and other information with the Securities and Exchange Commission (the 'Commission'). The reports, proxy and information statements and other information so filed may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such reports, proxy and information statements and other information can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants (including UCAR) that file electronically with the Commission. The address of such Web site is http://www.sec.gov. The Common Stock is listed on the NYSE, and reports, proxy and information statements and other information filed with the Commission can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     UCAR has filed with the Commission a Registration Statement on Form S-3 (together with amendments, exhibits, schedules and supplements thereto, the 'Registration Statement') under the Securities Act of 1933 (the 'Securities Act') with respect to the Shares. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. Information omitted has been omitted as permitted by the rules and regulations of the Commission. For further information with respect to UCAR and the Shares, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions in such exhibit, to which reference is hereby made. The Registration Statement may be inspected at, and copies of all or any portion of the Registration Statement can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W. Washington, D.C. 20549.

     UCAR is a corporation formed under the laws of the State of Delaware on November 24, 1993. The mailing address of its principal executive office is 39 Old Ridgebury Road, Danbury, Connecticut 06817. The telephone number of such office is (203) 207-7700.

                           INCORPORATION OF DOCUMENTS
                                  BY REFERENCE

     The following documents previously filed by UCAR with the Commission are incorporated by reference in this Prospectus:

     (a) UCAR's Annual Report on Form 10-K for the year ended December 31, 1996;

     (b) UCAR's Notice of Meeting and Proxy Statement for the 1996 Annual Meeting of Stockholders; and

     (c) the description of UCAR's capital stock contained in UCAR's Registration Statement on Form 8-A dated July 28, 1995, as updated by any amendment or report filed for the purpose of updating such description.

     In addition, all documents filed by UCAR pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     UCAR will provide without charge to each person, including any beneficial owner of Common Stock, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in the documents that this Prospectus incorporates by reference). Such requests should be addressed to UCAR International Inc., 39 Old Ridgebury Road, Danbury, Connecticut 06817, Attention: Investor Relations, telephone number (203) 207-7726.

                             SUBSCRIPTION AND SALE

      Under the terms and subject to the conditions contained in a Subscription Agreement dated April 2, 1997 (the 'Subscription Agreement') among UCAR, the Selling Stockholders and the institutions named below (the 'Managers'), the Managers have severally but not jointly agreed to purchase from the Selling Stockholders the following respective numbers of International Shares as set forth opposite their names:



                                                                                            NUMBER OF
                                      MANAGER                                          INTERNATIONAL SHARES
------------------------------------------------------------------------------------   --------------------
Credit Suisse First Boston (Europe) Limited.........................................      270,668
Dillon, Read & Co. Inc..............................................................      116,000
Goldman Sachs International.........................................................      270,666
Merrill Lynch International.........................................................      270,666
PaineWebber International (UK) Ltd..................................................      116,000
Nikko Europe Plc....................................................................      116,000
                                                                                       --------------------
       Total........................................................................    1,160,000
                                                                                       --------------------
                                                                                       --------------------


     The Subscription Agreement provides that the obligations of the Managers are subject to certain conditions precedent and that the Managers will be obligated to purchase all of such International Shares offered hereby (other than those covered by the over-allotment option described below) if any are purchased. The Subscription Agreement provides that, in the event of a default by a Manager in certain circumstances, the purchase commitments of the non-defaulting Managers may be increased or the Subscription Agreement may be terminated.

     UCAR and the Selling Stockholders have been advised by Credit Suisse First Boston (Europe) Limited ('CSFBL'), on behalf of the Managers, that the Managers propose to offer the International Shares outside the United States and Canada to the public initially at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a commission of $.10 per share and that the Managers may reallow a commission of $.85 per share on sales to certain other dealers. After the initial offering, the public offering price, commission and reallowance may be changed.

     UCAR and the Selling Stockholders have entered into an Underwriting Agreement (the 'U.S. Underwriting Agreement') with the U.S. Underwriters of the U.S. Offering (the 'U.S. Underwriters') providing for the concurrent offer and sale of the U.S. Shares in the United States and Canada. The closing of the International Offering is a condition to the closing of the U.S. Offering and vice versa.


     Blackstone has granted to the Managers and the U.S. Underwriters an option, exercisable by Credit Suisse First Boston Corporation on behalf of the Managers and the U.S. Underwriters, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to an additional 611,227 shares of Common Stock (the 'Option Shares') from them at the initial public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. The Managers and the U.S. Underwriters may exercise the option only to cover over-allotments in the sale of the Shares, including the sale of the U.S. Shares. To the extent that the option to purchase is exercised, each Manager and each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of Option Shares as the number set forth next to such Manager's name in the preceding table and as the number set forth next to such U.S. Underwriter's name in the corresponding table in the prospectus relating to the U.S. Offering bears to the total number of Shares in such tables.


     The public offering price, the aggregate underwriting discounts and commissions per share and the per share commission and re-allowance to dealers for the International Offering and the U.S. Offering will be identical. Pursuant to an Agreement between the U.S. Underwriters and the Managers (the 'Intersyndicate Agreement') relating to the Offering, changes in the public offering price, commission and re-allowance to dealers will be made only upon the mutual agreement of CSFBL, on behalf of the Managers, and Credit Suisse First Boston Corporation, on behalf of the U.S. Underwriters.

     Pursuant to the Intersyndicate Agreement, each of the Managers has agreed that, as part of the distribution of International Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock to any person in the United States or Canada or to any other dealer who does not so agree. Each of the U.S. Underwriters has agreed or will agree that, as part of the distribution of the U.S. Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock to any person outside the United States and Canada or to any other dealer who does not so agree. These limitations do not apply to stabilization transactions or to transactions between the Managers and the U.S. Underwriters pursuant to the Intersyndicate Agreement. As used herein, 'United States' means the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction, 'Canada' means Canada, its provinces, territories, possessions and other areas subject to its jurisdiction, and an offer or sale shall be in the United States or Canada if it is made to (i) an individual resident in the United States or Canada or (ii) a corporation, partnership, pension, profit-sharing or other trust or other entity (including any such entity acting as an investment adviser with discretionary authority) whose office most directly involved with the purchase is located in the United States or Canada.

     Pursuant to the Intersyndicate Agreement, sales may be made between the Managers and the U.S. Underwriters of such number of Shares as may be mutually agreed. The price of any Shares so sold shall be the public offering price less such amount as may be mutually agreed upon by CSFBL, on behalf of the Managers, and Credit Suisse First Boston Corporation, on behalf of the U.S. Underwriters, but not exceeding the selling concession applicable to such Shares. To the extent there are sales between the Managers and the U.S. Underwriters pursuant to the Intersyndicate Agreement, the number of Shares initially available for sale by the Managers or by the U.S. Underwriters may be more or less than the amount appearing on the cover page of this Prospectus. Neither the Managers nor the U.S. Underwriters are obligated to purchase from the other any unsold
Shares.

     Each of the Managers and the U.S. Underwriters severally represents and agrees that (1) it has not offered or sold, and prior to the date six months after the date of issuance of the Shares will not offer or sell, any shares of Common Stock to any person in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (2) it has complied and will comply with all applicable provisions of the Financial Services Act of 1986 with respect to anything done by it in relation to any shares of Common Stock in, from or otherwise involving the United Kingdom and (3) it has only issued or passed on and will only issuance or pass on to any person in the United Kingdom any document received by it in connection with the issue of any shares of Common Stock if the person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     Purchasers of Shares outside the United States may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the public offering price set forth on the cover page of this Prospectus.

     UCAR, certain of its executive officers and directors and Blackstone have agreed that none of them will, directly or indirectly, offer, sell, announce its intention to sell, contract to sell, pledge, hypothecate, grant any option to purchase or otherwise dispose of, and UCAR has agreed that it will not file with the Commission a registration statement under the Securities Act relating to, any shares of Common Stock or securities convertible or exchangeable into or exercisable for any shares of Common Stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days, in the case of UCAR, and 45 days, in the case of Blackstone and certain of UCAR's directors and executive officers, after the date of this Prospectus, subject to certain limited exceptions.

     UCAR and the Selling Stockholders have agreed to indemnify the Managers and the U.S. Underwriters against certain liabilities, including civil liabilities under the Securities Act, and to contribute to payments that the Managers and the U.S. Underwriters may be required to make in respect thereof.

     Credit Suisse First Boston Corporation, on behalf of the U.S. Underwriters and the Managers, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase shares of Common Stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of shares of Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit Credit Suisse First Boston Corporation, on behalf of the U.S. Underwriters and the Managers, to reclaim a selling concession from a dealer when the Shares originally sold by such dealer are purchased in a syndicate covering transaction to cover syndicate short positions. Such over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of shares of Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

     Certain of the U.S. Underwriters have provided certain financial advisory and investment banking services to the Company and Blackstone in the past. Credit Suisse First Boston Corporation was the placement agent for the private placement by UCAR of senior notes in June 1994, Credit Suisse First Boston Corporation and Goldman, Sachs & Co. were underwriters for the offering by Global of the Subordinated Notes in January 1995 and certain of the U.S. Underwriters and the Managers were underwriters, managing underwriters or managers for the Initial Offering and the Secondary Offering, for which in each case they received customary underwriting discounts and commissions. Credit Suisse First Boston Corporation and Goldman, Sachs & Co. are market-makers with respect to the Subordinated Notes and, at the time of the Redemption, may have been the beneficial owner of Subordinated Notes, some of which may have been redeemed.

                                 LEGAL MATTERS

     Certain legal matters with respect to the validity of the Shares will be passed upon for UCAR by Kelley Drye & Warren LLP, New York, New York and Stamford, Connecticut. Certain legal matters with respect to the Offering will be passed upon for the Selling Stockholders by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. The Managers have been represented by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The Consolidated Financial Statements of the Company at December 31, 1995 and 1996 and for each of the years in the three year period ended December 31, 1996, which are included in UCAR's Annual Report on Form 10-K for the year ended December 31, 1996, have been incorporated by reference in this Prospectus and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, which is incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

     The report of KPMG Peat Marwick LLP refers to a change in 1996 in the Company's method of determining LIFO inventories.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, paid or to be paid in connection with the issuance and distribution of the securities being registered.

SEC registration fee.....................................................................   $ 99,035.31
NASD filing fee..........................................................................     30,500.00
Blue Sky qualification fees and expenses (including related legal fees and expenses).....     10,000.00*
Printing and engraving expenses..........................................................    300,000.00*
Legal fees and expenses..................................................................    200,000.00*
Accounting fees and expenses.............................................................    100,000.00*
Miscellaneous............................................................................     60,464.69*
                                                                                            -----------
     Total...............................................................................   $800,000.00*
                                                                                            -----------
                                                                                            -----------

------------------
 * Estimated.

     All expenses of such issuance and distribution will be paid by the registrant, other than the underwriting discounts and commissions relating to the securities being registered hereby to be sold by the Selling Stockholders and transfer taxes relating to the sale of the securities registered hereby to be sold by the Selling Stockholders.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the General Corporation Law of the State of Delaware (the 'Law') provides as follows:

     '(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

     (b) A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (2) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (3) by the stockholders.

     (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

     (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

     (h) For purposes of this section, references to 'the corporation' shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

     (i) For purposes of this section, references to 'other enterprises' shall include employee benefit plans; references to 'fines' shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to 'serving at the request of the corporation' shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner 'not opposed to the best interests of the corporation' as referred to in this section.

     (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     (k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation's obligation to advance expenses (including attorneys' fees).'

     Section 102(b)(7) of the Law provides as follows:

     '(b) In addition to the matters required to be set forth in the certificate of incorporation by subsection (a) of this section, the certificate of incorporation may also contain any or all of the following matters:

     (7) A provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under section 174 of this title; or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. All references in this paragraph to a director shall also be deemed to refer (x) to a member of the governing body of a corporation which is not authorized to issue capital stock, and (y) to such other person or persons, if any, who, pursuant to a provision of the certificate of incorporation in accordance with Section141(a) of this title, exercise or perform any of the powers or duties otherwise conferred or imposed upon the board of directors by this title.'

     The Company maintains a director's and officer's liability insurance policy which indemnifies directors and officers for certain losses arising from claims by reason of a wrongful act, as defined therein, under certain circumstances.

     Directors of the registrant who are affiliated with Blackstone may be entitled to indemnification under the organizational documents or contractual arrangements of Blackstone.

     In addition, in response to this Item 15, the following information is incorporated by reference: the information included in the description of the registrant's capital stock contained in the registrant's Registration Statement on Form 8-A dated July 28, 1995, as updated by any amendment or report filed for the purpose of updating such description; Articles Tenth and Eleventh of the Amended and Restated Certificate of Incorporation of the registrant incorporated by reference as Exhibit 3.1 to this Registration Statement; Article V of the Amended and Restated By-Laws of the registrant incorporated by reference as
Exhibit 3.2 to this Registration Statement; Section 7 of the Underwriting Agreement in substantially the form included as Exhibit 1.1 to this Registration Statement; and Section 7 of the Subscription Agreement in substantially the form included as Exhibit 1.2 to this Registration Statement.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) The exhibits listed in the following table have been filed as part of this Registration Statement.

EXHIBIT
 NUMBER                                           DESCRIPTION OF EXHIBIT
--------   ----------------------------------------------------------------------------------------------------
 1.1*      Form of Underwriting Agreement
 1.2*      Form of Subscription Agreement
 2.1(1)    Recapitalization and Stock Purchase and Sale Agreement dated as of November 14, 1994 among Union
           Carbide Corporation, Mitsubishi Corporation, UCAR International Inc. and UCAR International
           Acquisition Inc. and Guaranty made by Blackstone Capital Partners II Merchant Banking Fund L.P. and
           Blackstone Offshore Capital Partners II L.P.

EXHIBIT
 NUMBER                                           DESCRIPTION OF EXHIBIT
--------   ----------------------------------------------------------------------------------------------------
 2.2(2)    Amended and Restated Stockholders' Agreement dated as of February 29, 1996
 2.3(1)    Form of Management Common Stock Subscription Agreement
 2.4(3)    Form of Management Pledge and Security Agreement, together with form of Promissory Note
 2.5(2)    Amendment, Waiver and Release in connection with such Management Common Stock Subscription
           Agreements, Management Pledge and Security Agreements and Promissory Notes
 2.6(1)    Indemnification Agreement dated as of January 26, 1995 among Mitsubishi Corporation, Union Carbide
           Corporation and UCAR International Inc.
 2.7(1)    Stock Purchase and Sale Agreement dated as of January 26, 1995 between UCAR International Inc. and
           UCAR Holdings S.A.
 2.8(1)    Exchange Agreements made as of January 26, 1995 between UCAR International Inc. and UCAR Holdings II
           Inc.
 2.9(1)    Stock Purchase and Sale Agreement dated as of January 26, 1995 between UCAR International Inc. and
           UCAR Inc.
 2.10(1)   Exchange Agreement made as of January 26, 1995 between UCAR Carbon Company Inc. and UCAR Holdings
           Inc.
 2.11(1)   Stock Purchase and Sale Agreement dated as of January 26, 1995 between UCAR Carbon Company Inc. and
           UCAR Mexicana, S.A. de C.V.
 2.12(1)   Exchange Agreement made as of January 26, 1995 between UCAR International Inc. and UCAR Global
           Enterprises Inc.
 2.13(1)   Stock Purchase and Sale Agreement dated as of January 26, 1995 between UCAR Carbon Company Inc. and
           Arapaima s.r.l.
 2.14(1)   Deed of Purchase and Sale of 528,999 Shares of UCAR Carbon Navarra S.L.
 2.15(1)   Exchange Agreement dated as of December 15, 1993 by and among Union Carbide Corporation, Union

           Carbide Chemicals and Plastics Company Inc., Mitsubishi Corporation and UCAR International Inc.
 2.16(1)   Stock Purchase and Sale Agreement dated as of November 9, 1990 among Mitsubishi Corporation, Union
           Carbide Corporation and UCAR Carbon Company Inc.
 2.17(1)   [omitted]
 2.18(1)   Settlement Agreement dated as of November 30, 1993 among Mitsubishi Corporation, Union Carbide
           Corporation and UCAR Carbon Company Inc.
 2.19(1)   Transfer Agreement dated January 1, 1989 between Union Carbide Corporation and UCAR Carbon Company
           Inc.
 2.20(1)   Amendment No. 1 to such Transfer Agreement dated December 31, 1989
 2.21(1)   Amendment No. 2 to such Transfer Agreement dated as of July 2, 1990
 2.22(1)   Amendment No. 3 to such Transfer Agreement dated as of February 25, 1991
 2.23(1)   Amended and Restated Realignment Indemnification Agreement dated as of June 4, 1992 among Union
           Carbide Corporation, Union Carbide Chemicals and Plastics Company Inc., Union Carbide Industrial
           Gases Inc., UCAR Carbon Company Inc. and Union Carbide Coatings Service Corporation
 2.24(1)   Environmental Management Services and Liabilities Allocation Agreement dated as of January 1, 1990 among Union Carbide Corporation, Union Carbide Chemicals and Plastics Company Inc., UCAR Carbon
           Company Inc., Union Carbide Industrial Gases Inc. and Union Carbide Coatings Service Corporation
 2.25(1)   Amendment No. 1 to such Environmental Management Services and Liabilities Allocation Agreement dated as of June 4, 1992

EXHIBIT
 NUMBER                                           DESCRIPTION OF EXHIBIT
--------   ----------------------------------------------------------------------------------------------------
 2.26      [omitted]
 2.27      [omitted]
 2.28(4)   Trade Name and Trademark License Agreement dated March 1, 1996 between Union Carbide Corporation and
           UCAR Carbon Technology Corporation
 2.29(1)   Employee Benefit Services and Liabilities Agreement dated January 1, 1990 between Union Carbide
           Corporation and UCAR Carbon Company Inc.
 2.30(1)   Amendment to such Employee Benefit Services and Liabilities Agreement dated January 15, 1991
 2.31(1)   Supplemental Agreement to such Employee Benefit Services and Liabilities Agreement dated February
           25, 1991
 2.32(1)   Letter Agreement dated December 31, 1990 among Union Carbide Chemicals and Plastics Company Inc.,
           UCAR Carbon Company Inc., Union Carbide Grafito, Inc. and Union Carbide Corporation
 2.33*     Form of Stock Repurchase Agreement among UCAR International Inc., Blackstone Capital Partners II
           Merchant Banking Fund L.P., Blackstone Offshore Capital Partners II L.P., Blackstone Family
           Investment Partnership II L.P. and Chase Equity Associates, L.P.
 3.1(3)    Amended and Restated Certificate of Incorporation of UCAR International Inc.
 3.2(3)    Amended and Restated By-Laws of UCAR International Inc.
 4.1(3)    Specimen certificate representing Common Stock, par value $.01 per share, of UCAR International Inc.
 4.2(1)    Indenture dated as of January 15, 1995 among UCAR International Inc., UCAR Global Enterprises Inc.
           and the United States Trust Company of New York, as Trustee
 5.1       Opinion of Kelley Drye & Warren LLP regarding the legality of the securities being registered
23.1       Consent of Kelley Drye & Warren LLP (included in Exhibit 5.1)
23.2*      Consent of KPMG Peat Marwick LLP

24.1       Powers of Attorney (included on signature page)


------------------

* Filed herewith.



  Unless otherwise indicated, all exhibits have been previously filed.


(1) Incorporated by reference to the Registration Statement of UCAR International Inc. and UCAR Global Enterprises Inc. on for S-1 (File No. 33-84850).

(2) Incorporated by reference to the Annual Report of the registrant of Form 10-K for the year ended December 31, 1995.

(3) Incorporated by reference to the Registration Statement of the registrant on Form S-1 (File No. 33-94698).

(4) Incorporated by reference to the Quarterly Report of the registrant on Form 10-Q for the quarter ended March 31, 1996.

     (b) Financial Statement Schedules


     All schedules are omitted as the required information is inapplicable or the information is presented in the Consolidated Financial Statements or related notes thereto.

ITEM 17. UNDERTAKINGS

     The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF DANBURY, STATE OF CONNECTICUT, ON THE 3RD DAY OF APRIL, 1997.


                                          UCAR INTERNATIONAL INC.


                                          BY:        /s/ PETER B. MANCINO
                                             --------------------------------
                                             Title: Vice President



     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



               SIGNATURES                                       TITLE                              DATE
-----------------------------------------    -------------------------------------------    ------------------
                    *                        Chairman of the Board, President and Chief     April 3, 1997
-----------------------------------------      Executive Officer
             ROBERT P. KRASS                   (Principal Executive Officer)

                    *                        Vice President, Chief Financial Officer and    April 3, 1997
-----------------------------------------      Treasurer (Principal Financial and
           WILLIAM P. WIEMELS                  Accounting Officer)

                    *                        Director                                       April 3, 1997
-----------------------------------------
            ROBERT D. KENNEDY

                    *                        Director                                       April 3, 1997
-----------------------------------------
              JOHN R. HALL

                    *                        Director                                       April 3, 1997
-----------------------------------------
            PETER G. PETERSON

               SIGNATURES                                       TITLE                              DATE
-----------------------------------------    -------------------------------------------    ------------------
                    *                        Director                                       April 3, 1997
-----------------------------------------
          STEPHEN A. SCHWARZMAN

                    *                        Director                                       April 3, 1997
-----------------------------------------
            GLENN H. HUTCHINS

                    *                        Director                                       April 3, 1997
-----------------------------------------
            HOWARD A. LIPSON

                    *                        Director                                       April 3, 1997
-----------------------------------------
           R. EUGENE CARTLEDGE

*By: /s/ PETER B. MANCINO
     ------------------------------------
            ATTORNEY-IN-FACT

                               INDEX TO EXHIBITS

EXHIBIT
 NUMBER                                     DESCRIPTION OF EXHIBIT
--------   -----------------------------------------------------------------------------------------
 1.1*      Form of Underwriting Agreement

 1.2*      Form of Subscription Agreement

 2.1(1)    Recapitalization and Stock Purchase and Sale Agreement dated as of November 14, 1994 among Union Carbide Corporation, Mitsubishi Corporation, UCAR International Inc. and
             UCAR International Acquisition Inc. and Guaranty made by Blackstone Capital Partners II
             Merchant Banking Fund L.P. and Blackstone Offshore Capital Partners II L.P.

 2.2(2)    Amended and Restated Stockholders' Agreement dated as of February 29, 1996

 2.3(1)    Form of Management Common Stock Subscription Agreement

 2.4(3)    Form of Management Pledge and Security Agreement, together with form of Promissory Note

 2.5(2)    Amendment, Waiver and Release in connection with such Management Common Stock
             Subscription Agreements, Management Pledge and Security Agreements and Promissory Notes

 2.6(1)    Indemnification Agreement dated as of January 26, 1995 among Mitsubishi Corporation,
             Union Carbide Corporation and UCAR International Inc.

 2.7(1)    Stock Purchase and Sale Agreement dated as of January 26, 1995 between UCAR International
             Inc. and UCAR Holdings S.A.

 2.8(1)    Exchange Agreements made as of January 26, 1995 between UCAR International Inc. and UCAR
             Holdings II Inc.

 2.9(1)    Stock Purchase and Sale Agreement dated as of January 26, 1995 between UCAR International
             Inc. and UCAR Inc.

 2.10(1)   Exchange Agreement made as of January 26, 1995 between UCAR Carbon Company Inc. and UCAR
             Holdings Inc.

 2.11(1)   Stock Purchase and Sale Agreement dated as of January 26, 1995 between UCAR Carbon
             Company Inc. and UCAR Mexicana, S.A. de C.V.

 2.12(1)   Exchange Agreement made as of January 26, 1995 between UCAR International Inc. and UCAR
             Global Enterprises Inc.

 2.13(1)   Stock Purchase and Sale Agreement dated as of January 26, 1995 between UCAR Carbon
             Company Inc. and Arapaima s.r.l.

 2.14(1)   Deed of Purchase and Sale of 528,999 Shares of UCAR Carbon Navarra S.L.


 2.15(1)   Exchange Agreement dated as of December 15, 1993 by and among Union Carbide Corporation,
             Union Carbide Chemicals and Plastics Company Inc., Mitsubishi Corporation and UCAR
             International Inc.

 2.16(1)   Stock Purchase and Sale Agreement dated as of November 9, 1990 among Mitsubishi
             Corporation, Union Carbide Corporation and UCAR Carbon Company Inc.

 2.17(1)   [omitted]

 2.18(1)   Settlement Agreement dated as of November 30, 1993 among Mitsubishi Corporation, Union
             Carbide Corporation and UCAR Carbon Company Inc.

 2.19(1)   Transfer Agreement dated January 1, 1989 between Union Carbide Corporation and UCAR
             Carbon Company Inc.

 2.20(1)   Amendment No. 1 to such Transfer Agreement dated December 31, 1989

 2.21(1)   Amendment No. 2 to such Transfer Agreement dated as of July 2, 1990

 2.22(1)   Amendment No. 3 to such Transfer Agreement dated as of February 25, 1991

EXHIBIT
 NUMBER                                     DESCRIPTION OF EXHIBIT
--------   -----------------------------------------------------------------------------------------
 2.23(1)   Amended and Restated Realignment Indemnification Agreement dated as of June 4, 1992 among
             Union Carbide Corporation, Union Carbide Chemicals and Plastics Company Inc., Union
             Carbide Industrial Gases Inc., UCAR Carbon Company Inc. and Union Carbide Coatings
             Service Corporation

 2.24(1)   Environmental Management Services and Liabilities Allocation Agreement dated as of
             January 1, 1990 among Union Carbide Corporation, Union Carbide Chemicals and Plastics
             Company Inc., UCAR Carbon Company Inc., Union Carbide Industrial Gases Inc. and Union
             Carbide Coatings Service Corporation

 2.25(1)   Amendment No. 1 to such Environmental Management Services and Liabilities Allocation
             Agreement dated as of June 4, 1992

 2.26      [omitted]

 2.27      [omitted]

 2.28(4)   Trade Name and Trademark License Agreement dated March 1, 1996 between Union Carbide
             Corporation and UCAR Carbon Technology Corporation

 2.29(1)   Employee Benefit Services and Liabilities Agreement dated January 1, 1990 between Union
             Carbide Corporation and UCAR Carbon Company Inc.


 2.30(1)   Amendment to such Employee Benefit Services and Liabilities Agreement dated January 15,
             1991

 2.31(1)   Supplemental Agreement to such Employee Benefit Services and Liabilities Agreement dated
             February 25, 1991

 2.32(1)   Letter Agreement dated December 31, 1990 among Union Carbide Chemicals and Plastics
             Company Inc., UCAR Carbon Company Inc., Union Carbide Grafito, Inc. and Union Carbide
             Corporation

 2.33*     Form of Stock Repurchase Agreement among UCAR International Inc., Blackstone Capital
             Partners II Merchant Banking Fund L.P., Blackstone Offshore Capital Partners II L.P.
             Blackstone Family Investment Partnership II L.P. and Chase Equity Associates, L.P.

 3.1(3)    Amended and Restated Certificate of Incorporation of UCAR International Inc.

 3.2(3)    Amended and Restated By-Laws of UCAR International Inc.

 4.1(3)    Specimen certificate representing Common Stock, par value $.01 per share, of UCAR
             International Inc.

 4.2(1)    Indenture dated as of January 15, 1995 among UCAR International Inc., UCAR Global
             Enterprises Inc. and the United States Trust Company of New York, as Trustee

 5.1       Opinion of Kelley Drye & Warren LLP regarding the legality of the securities being registered

23.1       Consent of Kelley Drye & Warren LLP (included in Exhibit 5.1)

23.2*      Consent of KPMG Peat Marwick LLP

24.1       Powers of Attorney (included on signature page)


------------------

* Filed herewith.


  Unless otherwise indicated, all exhibits have been previously filed.


(1) Incorporated by reference to the Registration Statement of UCAR International Inc. and UCAR Global Enterprises Inc. on for S-1 (File No. 33-84850).

(2) Incorporated by reference to the Annual Report of the registrant of Form 10-K for the year ended December 31, 1995.

(3) Incorporated by reference to the Registration Statement of the registrant on Form S-1 (File No. 33-94698).

(4) Incorporated by reference to the Quarterly Report of the registrant on Form

    10-Q for the quarter ended March 31, 1996.